As filed with the Securities and Exchange Commission on April 13, 1994

						 Registration No. 33-52819

							      No. 33-52819-01
=============================================================================
		    SECURITIES AND EXCHANGE COMMISSION
			  WASHINGTON, D.C. 20549
				___________


			      AMENDMENT NO. 1
				    TO

				 FORM S-3
			  REGISTRATION STATEMENT
				   UNDER
			THE SECURITIES ACT OF 1933
				__________

    AETNA CAPITAL L.L.C.                   AETNA LIFE AND CASUALTY COMPANY
(Exact name of Registrant as                 (Exact name of Registrant as
 specified in its charter)                     specified in its charter)

	 Delaware                                     Connecticut
(State or other jurisdiction of            (State or other jurisdiction of
 incorporation or organization)             incorporation or organization)

       Applied for                                     06-0843808
(I.R.S. Employer Identification No.)      (I.R.S. Employer Identification No.)

     c/o Jean M. Waggett                            Jean M. Waggett
Vice President and Corporate Secretary  Vice President and Corporate Secretary
  Aetna Life and Casualty Company             Aetna Life and Casualty Company
     151 Farmington Avenue                       151 Farmington Avenue
  Hartford, Connecticut 06156                   Hartford, Connecticut 06156
	(203) 273-0123                              (203) 273-0123
(Address, including zip code, and         (Address, including zip code, and
 telephone number, including area          telephone number, including area
 code, of Registrant's principal           code, of Registrant's principal
 executive offices and agent for           executive offices and agent for
 service)                                  service)
				__________

			Copy of Correspondence to:

   Kirk P. Wickman           Robert S. Risoleo          Richard J. Sandler
      Counsel              Sullivan & Cromwell        Davis Polk & Wardwell
   Aetna Life and           125 Broad Street          450 Lexington Avenue
  Casualty Company       New York, New York 10004   New York, New York 10017
151 Farmington Avenue        (212) 558-4000              (212) 450-4000
Hartford, Connecticut 06156
    (203) 273-0123
				__________

	 Approximate Date of Commencement of Proposed sale to the Public:
From time to time after this Registration Statement becomes effective.

	 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ( )

	 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: (X)
				__________


	 THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES TAHT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


=============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


		SUBJECT TO COMPLETION, DATED APRIL 13, 1994
	PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED           , 1994

				  [LOGO]

			   12,000,000 SECURITIES
			   AETNA CAPITAL L.L.C.

			% CUMULATIVE MONTHLY INCOME
		 PREFERRED SECURITIES ("MIPS"*), SERIES A
		 (LIQUIDATION PREFERENCE $25 PER SECURITY)
	       GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
		      AETNA LIFE AND CASUALTY COMPANY
				__________


     The   % Cumulative Monthly Income Preferred Securities, Series A (the
"Series A Preferred Securities") offered hereby are being issued by Aetna Capital L.L.C., a Delaware limited liability company (the "Company"). All of the common limited liability company interests of the Company are owned directly or indirectly by Aetna Life and Casualty Company, a Connecticut insurance corporation ("AL&C"). The Company was formed solely for the purpose of issuing securities and lending the proceeds from the issuance thereof and related capital contributions to AL&C.

     The payment of dividends, if and to the extent declared out of funds held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Series A Preferred Securities are guaranteed by AL&C to the extent described in the accompanying Prospectus. If AL&C fails to make interest payments on the Series A Debentures evidencing the loan of the proceeds of the offering described herein, the Company will have insufficient funds to declare or pay dividends on the Series A Preferred Securities. The Guarantee does not cover payment of such undeclared dividends. In such event, the remedy of holders of Series A Preferred Securities is to enforce their rights under the Series A Preferred Securities, including their right, under certain circumstances, to appoint a trustee to enforce the Company's rights under the Series A Debentures. See "Description of the Preferred Securities -- Voting Rights" and "Description of the Debentures and the Subordinated Indenture -- Debenture Events of Default" in the accompanying Prospectus. For a discussion of the terms and limitations of the Guarantee, see "Description of the Guarantee" in the accompanying Prospectus.

     The Series A Preferred Securities will entitle holders to receive
cumulative preferential cash dividends, at an annual rate of      % of the
liquidation preference of $25 per security, accruing from , 1994 and payable monthly in arrears on the last day of each calendar month of each
year, commencing                     , 1994.

     The Series A Preferred Securities are redeemable, at the option of the Company with AL&C's consent, in whole or in part, from time to time, on or
after        , 1999, at $25 per security plus accumulated and unpaid dividends to the date fixed for redemption (the "Redemption Price"). In addition, AL&C may cause the Company at any time to redeem the Series A Preferred
Securities at the Redemption Price or to exchange the Series A Preferred Securities for Series A Debentures having an aggregate principal amount and accrued and unpaid interest equal to the Redemption Price and having an interest rate equal to the dividend rate on the Series A Preferred
Securities if there shall have occurred after the date of this Prospectus Supplement a change in any applicable U.S. law or regulation or in the interpretation thereof (including the enactment or imminent enactment of any legislation, the publication of any judicial decisions, regulatory rulings, regulatory procedures or notices or announcements (including notices or announcements of intent to adopt such procedures or regulations), or a change in the official position or in the interpretation of any law or regulation by any legislative body, court, governmental authority or regulatory body) and AL&C and the Company shall have been advised by legal counsel (which counsel is not an employee of AL&C or the Company) that, as a result of such change, there exists more than an insubstantial risk that (i) the Company will be subject to federal income tax with respect to the interest received on the Series A Debentures or
(ii)  AL&C will be precluded from deducting the interest paid on the Series
A Debentures for federal income tax purposes. See "Description of the Preferred Securities -- Redemption or Exchange" in the accompanying Prospectus.


     In the event of a liquidation of the Company, holders of Series A Preferred Securities will be entitled to receive for each Series A Preferred Security a liquidation preference of $25 plus accumulated and unpaid dividends (whether or not declared) to the date of payment, subject to certain limitations. See "Certain Terms of the Series A Preferred Securities -- Liquidation Preference" herein and "Description of the Preferred Securities -- Liquidation Distribution" in the accompanying Prospectus.

     For a description of various contractual backup undertakings of AL&C relating to the Series A Preferred Securities, see "Description of the Guarantee" and "Description of the Debentures and the Subordinated Indenture" in the accompanying Prospectus.


     See "Certain Investment Considerations" for certain considerations relevant to an investment in the Series A Preferred Securities, including circumstances under which payment of dividends on the Series A Preferred Securities may be deferred.


     Application will be made to list the Series A Preferred Securities on the New York Stock Exchange.
				__________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
     OR THE PROSPECTUS TO WHICH IT RELATES.  ANY REPRESENTATION TO
		    THE CONTRARY IS A CRIMINAL OFFENSE.
				__________


				  Initial Public  Underwriting    Proceeds to
				  Offering Price  Commission(1)  Company(2)(3)
				  --------------  -------------  -------------

Per Series A Preferred Security..     $25            (2)              $25
Total(3)(4)...................... $300,000,000       (2)          $300,000,000
___________

(1) The Company and AL&C have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.

(2) In view of the fact that the proceeds of the sale of the Series A Preferred Securities will be loaned to AL&C, under the Underwriting Agreement AL&C has agreed to pay to the Underwriters as compensation
    ("Underwriters' Compensation") for their services $      per Series A
    Preferred Security (or $     in the aggregate).  See "Underwriting"
    herein.

(3) Expenses of the offering, which are payable by AL&C, are estimated to be $720,000.

(4) The Company has granted to the Underwriters a 30-day option to purchase, on the same terms set forth above, up to 1,800,000 additional Series A Preferred Securities at the Initial Public Offering Price (with additional Underwriters' Compensation) solely to cover over-allotments, if any. If the option is exercised in full, the total Initial Public Offering Price, Underwriters' Compensation and Proceeds
    to Company will be $345,000,000 , $          and $345,000,000,
    respectively. See "Underwriting" herein.


     The Series A Preferred Securities offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series A Preferred Securities will be made only in book-entry form through the facilities of
The Depository Trust Company on or about               , 1994.

____________
* An application has been filed by Goldman, Sachs & Co. with the United States Patent and Trademark Office for the registration of the MIPS servicemark.

Goldman, Sachs & Co.
				__________

	 The date of this Prospectus Supplement is        , 1994.



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


			   _____________________

FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

			      _______________

		      AETNA LIFE AND CASUALTY COMPANY

     AL&C and its subsidiaries ("Aetna") constitute one of the nation's largest insurance/financial services organizations based on its assets at December 31, 1992. Based on 1992 premium rankings, Aetna also is one of the nation's largest stock insurers of property-casualty lines and one of the largest writers of group health and managed care products, and group life, annuity and pension products.

			   AETNA CAPITAL L.L.C.

     The Company is a limited liability company formed under the laws of Delaware. AL&C owns directly or indirectly all of the common limited liability company interests (the "Common Securities") in the Company, which Common Securities are nontransferable. The Company's principal executive offices are located at 151 Farmington Avenue, Hartford, Connecticut 06156, telephone: (203) 273-0123. The principal executive offices of the Managing Members (as defined below) of the Company are located at 151 Farmington Avenue, Hartford, Connecticut 06156, telephone: (203) 273-0123. The Company exists solely for the purpose of issuing preferred limited liability company interests ("Preferred Securities") and Common Securities and lending the proceeds from the issuance thereof and related capital contributions to AL&C.

     Each holder of Series A Preferred Securities will be furnished annually with unaudited financial statements of the Company as soon as available after the end of the Company's fiscal year.

		CERTAIN INVESTMENT CONSIDERATIONS

     Prospective purchasers of Series A Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the Prospectus and should particularly consider the following matters:


     SUBORDINATION OF AL&C'S OBLIGATIONS

	  AL&C's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of AL&C and its obligations under the Subordinated Indenture are subordinate and junior in right of payment to all Senior Debt of AL&C. As of December 31, 1993, AL&C had approximately $1.2 billion of Senior Debt outstanding.
     There are no provisions in the Series A Preferred Securities, the Subordinated Indenture or the Guarantee that limit AL&C's ability to incur additional indebtedness, including indebtedness that ranks senior to the Guarantee and the Debentures. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Debentures and the Subordinated Indenture -- Subordination" in the Prospectus.


     OPTION TO EXTEND INTEREST PAYMENT PERIOD


	  AL&C has the right under the Series A Debentures to extend interest payment periods for up to 60 months (which right may be exercised from time to time), and, as a consequence, monthly dividends on the Series A Preferred Securities can be deferred (but will continue to accumulate) by the Company during any such extended interest payment period. In the event that AL&C exercises this right, AL&C will not be permitted to declare dividends on any shares of its preferred or common stock, and therefore, the possibility of an extension of a payment period is, in the view of the Company and AL&C, remote. See "Description of the Debentures and the Subordinated Indenture -- Interest" in the Prospectus.



     TAX CONSEQUENCES OF EXTENDED INTEREST PAYMENT PERIOD


	  Should an extended interest payment period occur, beneficial owners of Series A Preferred Securities will be required to include interest accruing on the Series A Debentures in gross income for U.S. federal income tax purposes in advance of the receipt of cash, and any beneficial owners who dispose of Series A Preferred Securities prior to the record date for payment of dividends following such period will not receive such dividends from the Company or AL&C. See "Taxation -- Potential Extension of Payment Period" in the Prospectus.


     SPECIAL REDEMPTION OR EXCHANGE

	  The Department of the Treasury is studying the federal income tax treatment of securities similar to the Series A Preferred Securities. While the Company cannot predict the outcome of such study, the Company may either (a) redeem the Series A Preferred Securities, in whole or in part, or (b) exchange the Series A Preferred Securities for Series A Debentures if there shall have occurred after the date of this Prospectus Supplement a change in any applicable U.S. law or regulation or in the interpretation thereof (including but not limited to the enactment or imminent enactment of any legislation, the publication of any judicial decisions, regulatory rulings, regulatory procedures, or notices or announcements (including notices or announcements of intent to adopt such procedures or regulations), or a change in the official position or in the interpretation of any law or regulation by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such change is made known), and the Company and AL&C have been advised by legal counsel (which counsel is not an employee of AL&C or the Company) that, as a result of such change, there exists more than an insubstantial risk that (i) AL&C will be precluded from deducting the interest paid on the Series A Debentures for federal income tax purposes or (ii) the Company will be subject to federal income tax with respect to the interest received on the Series A Debentures. See "Description of the Preferred Securities -- Redemption or Exchange".

			      USE OF PROCEEDS

     Based on the offering price of $25 per Series A Preferred Security, the proceeds from this offering (prior to deducting Underwriters'
Compensation and estimated expenses) will be $300 million ($345 million if the Underwriters' over-allotment option is exercised in full). The proceeds from the sale of the Series A Preferred Securities will be loaned to AL&C to be used for general corporate purposes.


			      CAPITALIZATION

     The following table sets forth the total consolidated capitalization of Aetna at December 31, 1993 and as adjusted to give effect to the sale of the Series A Preferred Securities offered hereby and the application of the proceeds therefrom as described under "Use of Proceeds" herein.

					    As of December 31, 1993
					    -----------------------

							   As
					       Actual   Adjusted
					      --------- --------
					      (Millions, except
						 share data)

     Short-term debt . . . . . . . . . . .    $    35.7 $
					      --------- --------
     Long-term debt  . . . . . . . . . . .      1,160.0
     Preferred securities of consolidated          --
     subsidiary  . . . . . . . . . . . . .
     Shareholders' equity:
       Preferred Stock (no par value:
       40,000,000 shares authorized; no
	shares issued or outstanding). . .        --        --
       Common Capital Stock (no par value:
       250,000,000 shares authorized;
       114,939,275 issued and
       112,200,567 outstanding)  . . . . .      1,422.0  1,422.0
       Net unrealized capital gains  . . .        648.2    648.2
       Retained earnings . . . . . . . . .      5,103.3  5,103.3
       Treasury Stock, at cost (2,738,708
	 shares) . . . . . . . . . . . . .       (130.4)  (130.4)
					      --------- --------
	 Total shareholders' equity  . . .     $7,043.1 $7,043.1
					      --------- --------
	   Total short-term debt and
	     capitalization  . . . . . . . .   $8,238.8 $
					      ========= ========

- ---------
     For further information, see Notes 8, 9, 11 and 16 of Notes to Financial Statements in AL&C's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

		  SUMMARY FINANCIAL INFORMATION OF AETNA

	 The following summary financial information for the years ended and as of December 31, 1993, 1992, 1991, 1990 and 1989 has been derived from previously published audited consolidated financial statements of Aetna, as adjusted, which have been examined and reported upon by KPMG Peat Marwick, independent auditors. The summary financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference in the Prospectus.

					     Year Ended December 31,
			    --------------------------------------------------
			    1993(1)(2)  1992(1)    1991      1990       1989
			    ----------  -------  -------   --------  ---------
						  (millions)

Statement of Income Data:

Revenue:

  Premiums................. $10,574.9  $10,793.9 $11,444.6 $11,923.1 $12,432.6

  Net Investment Income....   4,919.0    5,069.0   5,514.5   5,608.1   5,360.8

  Fees and Other Income....   1,534.0    1,519.4   1,365.5   1,290.5   1,169.3

  Net Realized Capital
    Gains (Losses).........      89.8      114.9    (282.1)   (122.5)    250.0

	    Total Revenue..  17,117.7   17,497.2  18,042.5  18,699.2  19,212.7

Benefits and Expenses:

  Benefits and Expenses
   (other than Loss on
   Discontinuance of
   Products and Severance
   and Facilities Charges).  16,687.1   17,473.6  17,799.0  18,149.6  18,548.9

  Loss on Discontinuance
     of Products...........   1,270.0      ---      ---        ---      ---

  Severance and Facilities
     Charge................     308.0      145.0    ---         90.0    ---

Income (Loss) from
  Continuing
  Operations before
  Extraordinary
  Item and Cumulative
  Effect Adjustments.......    (615.3)      (5.3)    366.4     480.6     512.8

Income from Discontinued
  Operations, Net of
  Tax(3)...................      27.0      173.8     138.8     133.5     126.6

Extraordinary loss on
 debenture redemption,
 net of tax................      (4.7)      ---     ---        ---      ---

Cumulative effect
  adjustments, net of tax:

    Discounting of workers'
    compensation life table
    indemnity claims.......     250.0       ---     ---        ---      ---

Change in accounting for
  postemployment benefits..     (48.5)      ---     ---        ---      ---

Change in accounting for
  retrospectively rated
  reinsurance  contracts...      26.3       ---     ---        ---      ---

Change in accounting for
  debt and equity
  securities...............       (.7)      ---     ---        ---      ---

Change in accounting for
  income taxes.............      ---       272.5    ---        ---      ---

Change in accounting for
  postretirement benefits
  other than pensions......      ---      (385.0)   ---        ---      ---

Net Income (Loss).......... $  (365.9) $    56.0 $   505.2 $  614.1   $  676.4

Net Realized Capital Gains
  (Losses), Net of Tax
  (included above).........      59.0       78.6    (187.4)   (79.2)     111.7


					    Year Ended December 31,
			   --------------------------------------------------
			   1993(1)(2)  1992(1)    1991      1990       1989
			   ----------  -------  -------   --------  ---------
						 (millions)

Balance Sheet Data:

  Total Assets(4)........ $100,036.7  $94,519.6 $91,987.6 $89,300.7 $87,099.0

  Total Investments......   61,455.8   58,796.5  58,456.9  60,766.2  58,704.8

  Total Long-Term Debt...    1,160.0      955.6   1,019.6   1,010.3   1,037.7

  Total Shareholders'
    Equity...............    7,043.1    7,238.3   7,384.5   7,072.4   6,936.7

Business Segment Earnings
  Data:

Income (Loss) from
 Continuting Operations
 before Extraordinary
 Item and Cumulative
 Effect Adjustments:

  Health and Life
   Insurance
   and Services..........     $288.1     $280.6    $386.0    $280.3    $241.7

  Financial Services.....     (808.8)     (17.2)   (156.9)     28.4     106.9

  Commercial Property-
    Casualty Insurance
    and Services.........     (115.9)    (245.4)    139.5     199.5     232.0

  Personal Property-
    Casualty                    (3.3)     (36.2)    (28.6)     24.8    (104.6)

  International                 24.6       12.9      26.4     (52.4)    (17.2)
____________________

1 See AL&C's Annual Report on Form 10-K for the fiscal year ended December
  31, 1993 for a discussion of the effects of accounting changes adopted with respect to 1993 and 1992 and for a discussion of the discontinuance of Aetna's fully guaranteed large case pension products in 1993.

2 In August 1993, the Omnibus Budget Reconciliation Act of 1993 ("OBRA") was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35%. The enactment of OBRA resulted in a net benefit of $21.8 million to continuing operations before extraordinary item and cumulative effect adjustments. The net benefit resulted from an increase in Aetna's deferred tax asset partially offset by an increase in current taxes.

3 In 1992, Aetna sold American Re-Insurance Company, formerly a wholly owned subsidiary. As a result of the sale, the Reinsurance and Related Services segment, provided through American Re-Insurance Company, is presented as a discontinued operation. All prior year financial data has been restated to reflect the change.

4 Total assets in 1993 include $15.0 billion of assets attributable to discontinued products.


			    RECENT DEVELOPMENTS

ACTIONS ANNOUNCED IN JANUARY 1994

      In January 1994, Aetna announced a number of actions to improve the profitability of its operations. The announced actions resulted in an after-tax charge to 1993 operating earnings (income from continuing operations, excluding capital gains and losses) of $1.28 billion. The announced actions included the following:


     bullet Aetna discontinued the sale of fully guaranteed large case pension products. These products principally consist of guaranteed investment contracts and single-premium annuities. Results in 1993 included an after-tax charge for anticipated future losses on these products of $825 million ($1,270 million pre-tax).

     bullet Aetna increased its workers' compensation reserves for prior accident years by $574 million (pre-tax). Aetna also elected, retroactive to January 1, 1993, to begin discounting its workers' compensation life table indemnity reserves consistent with industry practice.
	    After tax and after the current year effect of discounting, reserves increased by $259 million. The cumulative effect of discounting workers' compensation life table indemnity reserves at January 1, 1993, net of tax, was $250 million.

     bullet Aetna announced expense reduction measures, including the elimination of 4,000 positions and the abandonment of certain facilities. Results in 1993 included an after-tax severance and facilities charge of $200 million related to these measures ($308 million pre-tax). These cost-reduction measures are expected to be substantially completed in 1994 and are expected to produce annual after-tax savings in excess of $200 million by 1995, including savings resulting from a modification of Aetna's post-retirement health care plan.


1993 RESULTS

	 Aetna reported a 1993 net loss of $366 million, compared to net income of $56 million and $505 million in 1992 and 1991, respectively. The 1993 net loss reflected the charges detailed above, as well as income from discontinued operations of $27 million (compared with $174 million in 1992 and $139 million in 1991) and a net benefit of $227 million for cumulative effect adjustments for accounting changes (compared with a net charge of $113 million for such adjustments in 1992).

      Excluding the $1.28 billion charge announced in January, 1994, operating earnings improved to $610 million in 1993 from $192 million in 1992. Results in 1993 benefitted from a $173 million after-tax reduction in operating expenses as well as improved underwriting and lower catastrophe losses in the property/casualty businesses.

      Adverse conditions in commercial real estate markets have negatively impacted earnings in recent years and may continue to negatively impact future results of operations. However, Aetna has reduced its commercial real estate exposure as a percentage of general account invested assets from 38% at year-end 1991 ($22.2 billion of real estate and mortgage loans) to 26% at year-end 1993 ($16.2 billion of real estate and mortgage loans). In addition, as part of the discontinuance of its fully guaranteed large case pension products, Aetna took a charge for all anticipated future capital losses on the $6 billion of real estate and mortgage loans supporting these products.

      For a more complete description of Aetna's financial condition at December 31, 1993 and 1992 and operating results for the years ended December 31, 1993, 1992 and 1991, reference is made to AL&C's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

RECENT CATASTROPHE LOSSES

      Aetna expects that claim costs from the Los Angeles earthquake and the January and February 1994 winter storms will reduce first quarter 1994 results by approximately $120 million, after reinsurance and taxes.

		       SUMMARY BUSINESS DESCRIPTION

      The business of Aetna is conducted through five reportable segments: Health and Life Insurance and Services; Financial
Services;  Commercial Property-Casualty Insurance and Services;
Personal Property-Casualty; and International.

HEALTH AND LIFE INSURANCE AND SERVICES

      Group health and life insurance products and services, including managed health care products and services, are marketed through units of the Health and Life Insurance and Services segment, primarily to employers and employer-sponsored groups. These products and services are provided to employees or other individuals covered under benefit plans sponsored by those organizations. Individual life insurance products also are included in Health and Life. Group life insurance consists chiefly of renewable term coverage, the amounts of which frequently are linked to individual employee wage levels. Aetna also offers group universal life and sponsored universal and whole life products. Group health and disability insurance includes coverage for medical and dental care expenses and for disabled employees' income replacement benefits.


      Health coverage is provided under both traditional indemnity and prepaid arrangements, whereby Aetna assumes the full insurance risk, and under alternative risk-sharing plans, whereby employers assume all or a significant portion of the insurance risk. Managed care products, which may be sold on a stand-alone basis or in combination with traditional indemnity products, vary from traditional indemnity products primarily through the use of health care networks (physicians and hospitals) and the implementation of medical management procedures designed to enhance the quality and reduce the cost of medical services provided. Aetna's managed care products include health maintenance organizations, preferred provider organizations and point-of-service plans. At year-end 1993, Aetna operated various types of managed care networks in approximately 211 Standard Metropolitan Statistical Areas, with enrollment of approximately 5 million. The number of members covered under all arrangements, including traditional health plans, was approximately 15 million at December 31, 1993.


      Both the Clinton Administration and a number of states have proposed significant health care reform legislation. Aetna is supportive of initiatives that expand access to and control costs of health care through expanded reliance on managed care and preserve a strong private sector role in the financing and delivery of health care. Management currently is not able to predict the outcome of the various federal and state legislative initiatives or what effect the resulting legislation, if any, will have on Aetna's health businesses.

FINANCIAL SERVICES

      The business units in the Financial Services segment market a variety of retirement and other savings and investment products (including pension and annuity products) and services to businesses, government units, associations, collectively bargained welfare trusts, hospitals, educational institutions and individuals. Some pension and annuity products provide a variety of investment guarantees, funding and benefit payment distribution options and other services. Certain products are tailored for marketing to pension plans that qualify under Internal Revenue Code of 1986, as amended (the "Code") Section 401 for tax deferral. Other products qualify for similar tax status under Code Sections 401, 403, 408 and
457. As of December 31, 1993, the Financial Services segment, including Separate Accounts, had $67.1 billion in assets under management (including assets supporting discontinued products of $14.7 billion).

      In January 1994, Aetna announced its decision to discontinue the sale of its fully guaranteed large case pension products. Fully guaranteed large case pension products consist of guaranteed investment contracts and single-premium annuities that generally were offered to larger employers. See "Recent Developments -- Actions Announced in January 1994".

COMMERCIAL PROPERTY-CASUALTY INSURANCE AND SERVICES

      The business units in the Commercial Property-Casualty
Insurance and Services segment provide most types of property-casualty insurance, bonds, and insurance-related services for businesses, government units and associations. Commercial coverages accounted for 67% of Aetna's 1993 property-casualty net written premiums. These coverages are sold for risks of all sizes and include fire and allied lines, multiple peril, marine, workers' compensation, general liability (including product liability), commercial automobile, certain professional liability, and fidelity and surety bonds.

PERSONAL PROPERTY-CASUALTY

      The business units in the Personal Property-Casualty segment provide primarily personal automobile insurance and homeowners insurance. Personal coverages accounted for 33% of Aetna's 1993 property-casualty net written premiums. Aetna has in recent years withdrawn from or reduced exposure to personal automobile insurance in certain states in which management has concluded that it is not in Aetna's interest to continue selling personal automobile insurance. Management will continue to evaluate market conditions and maintain or increase Aetna's presence in those states that offer acceptable returns.

INTERNATIONAL

      The International segment, through subsidiaries and joint venture operations, sells primarily life insurance and financial services products in non-U.S. markets including Canada, Malaysia, Taiwan, Chile, Mexico, the United Kingdom, Hong Kong, Korea and New Zealand. The International segment's strategy is to invest resources in areas outside the U.S. that have the potential for attractive returns, with emphasis on the emerging insurance and financial services markets of newly industrialized countries. This long-term strategy requires significant up-front investment and a willingness to accept negative or low returns in the initial years of such operations.

      A more complete description of Aetna's business operations is contained in "Item 1 -- Business" of AL&C's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.


	      CERTAIN TERMS OF THE SERIES A PREFERRED SECURITIES

GENERAL

      The following summary of certain terms and provisions of the Series A Preferred Securities supplements the description of certain terms and provisions of the Preferred Securities of any series set forth in the accompanying Prospectus under the heading "Description of the Preferred Securities", to which description reference is hereby made. Capitalized terms used and not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus. The Series A Preferred Securities constitute a series of Preferred Securities of the Company, which Preferred Securities may be issued from time to time in one or more series with such designations, dividend rights, liquidation preference per security, redemption or exchange provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as are established by the Amended and Restated Limited Liability Company Agreement of the Company (the "L.L.C. Agreement"), the Delaware Limited Liability Company Act (the "L.L.C. Act") and the resolutions (the "Resolutions") adopted, or to be adopted, pursuant to the L.L.C. Agreement and the L.L.C. Act by AL&C and Aetna Capital Holdings, Inc., in their capacity as the members of the Company that hold all of the Company's Common Securities (the "Managing Members"). The summary of certain terms and provisions of the Series A Preferred Securities set forth below does not purport to be complete and is subject and qualified in its entirety by reference to the L.L.C. Agreement and the Resolutions establishing the rights, preferences, privileges, limitations and restrictions relating to the Series A Preferred Securities. A copy of the Resolutions relating to the Series A Preferred Securities will be included as an exhibit to a Current Report on Form 8-K to be filed by AL&C at or prior to the closing of the sale of the Series A Preferred Securities offered hereby.

DIVIDENDS

      Dividends on the Series A Preferred Securities will be
cumulative, will accrue from          , 1994 and will be payable monthly in
arrears on the last day of each calendar month of each year,
commencing         , 1994, when, as and if declared by the Managing Members,
except as otherwise described under "Description of the Preferred
Securities -- Dividends" in the accompanying Prospectus, to holders of record on the Business Day immediately preceding the relevant payment date. The Company may only pay dividends on the Series A
Preferred Securities to the extent it has funds legally available therefor. See "Description of the Preferred Securities -- Dividends" in the accompanying Prospectus.

      The dividend payable on each Series A Preferred Security will
be fixed at a rate per annum of             % of the stated liquidation
preference thereof.


LIQUIDATION PREFERENCE

      The stated liquidation preference of the Series A Preferred
Securities is $25 per security.


REDEMPTION OR EXCHANGE

      The Series A Preferred Securities are redeemable or exchangeable for Series A Debentures as described in the accompanying Prospectus. In addition, the Series A Preferred Securities are redeemable, at the option of the Company and subject to the prior consent of AL&C, in whole or in part, from time to time, on or after
	  , 1999, upon not less than 30 nor more than 60 days' notice, at the redemption price of $25 per security, plus accumulated and unpaid dividends (whether or not declared) to the date fixed for redemption.

		 CERTAIN TERMS OF THE SERIES A DEBENTURES

GENERAL


      The following summary of certain terms and provisions of the Debentures relating to the Series A Preferred Securities (the "Series A Debentures") supplements the description of certain terms and provisions of the Debentures set forth in the accompanying Prospectus under the heading "Description of the Debentures and the Subordinated Indenture", to which description reference is hereby made. Pursuant to the Subordinated Indenture, AL&C will issue Series A Debentures to the Company in an aggregate principal amount equal to approximately $380 million, such amount being the sum of the aggregate stated liquidation preference of the Series A Preferred Securities issued and sold by the Company and the proceeds from the issuance of Common Securities to the Managing Members and related capital contributions (the "Common Securities Payments"). In the event that the Underwriters' over-allotment option is exercised, AL&C will issue additional Series A Debentures to the Company pursuant to the Subordinated Indenture equal to the aggregate stated liquidation preference of the Series A Preferred Securities so sold plus the related Common Securities Payments. If the Underwriters' over-allotment option is exercised in full, such additional Series A Debentures will have an aggregate principal amount equal to approximately $437 million.

      The entire principal amount of the Series A Debentures will become due and payable, together with any accrued and unpaid interest
thereon, including Additional Interest, if any, on the earlier of           ,
2024 (subject to AL&C's right to exchange the Series A Debentures for new Debentures or reborrow the proceeds from the repayment of the Series A Debentures upon the terms and subject to the conditions set forth under "Description of the Preferred Securities -- Redemption or Exchange" in the accompanying Prospectus) and the date upon which the Company is dissolved, wound up, liquidated or terminated or either
Managing Member is liquidated, bankrupt or insolvent or withdraws, resigns or is expelled from the Company.



PREPAYMENT

      The Series A Debentures may not be prepaid by AL&C except as described below or in the accompanying Prospectus. The Series A Debentures may be prepaid at the option of AL&C, without premium or penalty, in whole or in part (together with accrued but unpaid interest, including Additional Interest, if any, on the portion being
prepaid) at any time on or after           , 1999, upon not less than 30
nor more than 60 days' notice.


INTEREST

      The Series A Debentures will bear interest at an annual rate
equal to   % from the date they are issued until maturity.  Such
interest will be payable on the last day of each calendar month of
each year, commencing                     , 1994.

			       UNDERWRITING

      Subject to the terms and conditions set forth in the
Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom
Goldman, Sachs & Co.,        ,         and              are acting as
Representatives, has severally agreed to purchase, the number of Series A Preferred Securities set forth opposite its name below:


							      Number of
							      Series A
       Underwriters                                      Preferred Securities
      --------------                                     --------------------
      Goldman, Sachs & Co. . . . . . . . . . . . . .




							       -----------
      Total. . . . . . . . . . . . . . . . . . . . .           12,000 ,000
							       ===========


      Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Series A Preferred Securities offered hereby, if any are taken.

      The Underwriters propose to offer the Series A Preferred
Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus
Supplement and in part to certain securities dealers at such price
less a concession of $.        per Series A Preferred Security.  The
Underwriters may allow and such dealers may reallow a concession not
in excess of $.        per Series A Preferred Security to certain brokers
and dealers. After the Series A Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

      In view of the fact that the proceeds of the sale of the Series A Preferred Securities will be loaned to AL&C, under the Underwriting Agreement AL&C has agreed to pay as compensation for the services of the Underwriters in New York Clearing House (next day) funds $.
per Series A Preferred Security for the accounts of the several
Underwriters.

      The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to 1,800,000 additional Series A Preferred Securities to cover over-allotments, if any, at the initial public offering price (with additional Underwriters' Compensation), as set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series A Preferred Securities to be purchased by each of them, as shown in the foregoing table, bears to the number of Series A Preferred Securities initially offered hereby.

      Prior to this offering, there has been no market for the Series A Preferred Securities. In order to meet one of the requirements for listing the Series A Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Series A Preferred Securities to a minimum of 400 beneficial holders.

      The Company and AL&C have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      Certain of the Underwriters from time to time provide investment banking services to Aetna.

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



		SUBJECT TO COMPLETION, DATED APRIL 13, 1994


			   AETNA CAPITAL L.L.C.

			   PREFERRED SECURITIES
	       GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

		      AETNA LIFE AND CASUALTY COMPANY
				__________


     Aetna Capital L.L.C., a Delaware limited liability company (the "Company"), may offer from time to time, in one or more series, its authorized but unissued Preferred Limited Liability Company Interests (the "Preferred Securities"). All of the Common Limited Liability Company Interests (the "Common Securities") of the Company are owned directly or indirectly by Aetna Life and Casualty Company, a Connecticut insurance corporation ("AL&C"). The payment of dividends, if and to the extent declared out of funds held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Preferred Securities are guaranteed (the "Guarantee") by AL&C to the extent set forth herein. No portion of the dividends received by a holder of the Preferred Securities will be eligible for the dividends received deduction for federal income tax purposes. The Guarantee will rank subordinate and junior in right of payment to all other liabilities of AL&C and pari passu with the most senior preferred stock issued by AL&C. See "Aetna Capital L.L.C.", "Description of the Guarantee" and "Description of the Debentures and the Subordinated Indenture" for a description of various contractual backup obligations of AL&C relating to the Preferred Securities. The total number of Preferred Securities of all series to be issued under the registration statement of which this Prospectus forms a part will not exceed 20,000,000.

     The terms of the Preferred Securities of a particular series will be determined at the time of sale. The specific designation, liquidation preference per security, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends will be payable, voting rights, any redemption or exchange provisions and the other rights, preferences, privileges, limitations and restrictions relating to the Preferred Securities of the particular series in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement pertaining to such series (the "Prospectus Supplement").

     The Preferred Securities may be sold for public offering to or through underwriters or dealers or may be sold through agents designated from time to time or directly by the Company. See "Plan of Distribution". The names of any such underwriters, dealers or agents involved in the sale of the Preferred Securities of the particular series in respect of which this Prospectus is being delivered, the number of Preferred Securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The proceeds to the Company will also be set forth in the Prospectus Supplement.
				__________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
	  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
	      PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
			  IS A CRIMINAL OFFENSE.
				__________

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by AL&C, the Company or any underwriters, agents or dealers. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of AL&C and its subsidiaries or the Company since the date hereof or that the information contained herein is correct at any time subsequent to the date hereof.

     This Prospectus may not be used to consummate sales of Preferred Securities unless accompanied by a Prospectus Supplement.

				__________


	      The date of this Prospectus is          , 1994.


			   AVAILABLE INFORMATION

     AL&C is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by AL&C can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. AL&C's common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and on the Swiss exchanges in Basel, Geneva and Zurich, and such reports, proxy and information statements and other information concerning AL&C may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company and AL&C have filed with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to AL&C, the Company and the securities offered hereby.


     No separate financial statements of the Company have been included herein. The Company and AL&C do not consider that such financial statements would be material to holders of the Preferred Securities because the Company is a newly formed special purpose entity and has no operating history. See "Aetna Capital L.L.C.". The Company is a limited liability company formed under the laws of Delaware and will be managed by AL&C and Aetna Capital Holdings, Inc., in their capacity as the members of the Company that hold all of the Company's Common Securities (the "Managing Members"). AL&C directly or indirectly owns all of the Common Securities, which are nontransferable.



	      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     AL&C's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed with the Commission pursuant to Section 13 of the Exchange Act under File No. 1-5704, is incorporated by reference into this Prospectus and made a part hereof.

     All documents filed by AL&C with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering described herein shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     AL&C will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Corporate Secretary, Aetna Life and Casualty Company, 151 Farmington Avenue, Hartford, CT 06156, telephone (203) 273-3977.

		      AETNA LIFE AND CASUALTY COMPANY

     AL&C and its subsidiaries ("Aetna") constitute one of the nation's largest insurance/financial services organizations based on its assets at December 31, 1992. Based on 1992 premium rankings, Aetna also is one of the nation's largest stock insurers of property-casualty lines and one of the largest writers of group health and managed care products, and group life, annuity and pension products.

     AL&C was organized in 1967 as a Connecticut insurance corporation.
The business of Aetna is conducted through five reportable segments: health and life insurance and services; financial services; commercial property-casualty insurance and services; personal property-casualty insurance; and international.

     The principal executive offices of AL&C are located at 151 Farmington Avenue, Hartford, Connecticut 06156; its telephone number is (203) 273-0123.

			   AETNA CAPITAL L.L.C.

     The Company is a limited liability company formed under the laws of Delaware. AL&C owns directly or indirectly all of the Common Securities of the Company, which securities are nontransferable. The Company's principal executive offices are located at 151 Farmington Avenue, Hartford, Connecticut 06156, telephone: (203) 273-0123. The principal executive offices of the Managing Members are located at 151 Farmington Avenue, Hartford, Connecticut 06156, telephone: (203) 273-0123. The Company exists solely for the purpose of issuing Preferred Securities and Common Securities and lending the proceeds from the issuance thereof and related capital contributions to AL&C.

     Pursuant to the Company's Amended and Restated Limited Liability Company Agreement (the "L.L.C. Agreement"), the members of the Company that hold Common Securities have unlimited liability for the debts, obligations and liabilities of the Company in the same manner as a general partner of a Delaware limited partnership (which do not include obligations to holders of Preferred Securities), to the extent not fully satisfied and discharged by the Company. That liability on the part of such members is for the benefit of, and is enforceable by, the liquidating trustee of the Company in the event of its dissolution, winding up, liquidation or termination and is for the benefit of third parties to whom the Company owes such debts, obligations and liabilities. The holders of Preferred Securities, in their capacity as members of the Company, are not liable for the debts, obligations or liabilities of the Company.

     Each holder of Preferred Securities will be furnished annually with unaudited financial statements of the Company as soon as available after the end of the Company's fiscal year.


 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth Aetna's ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.


					     Years ended December 31,
				       -------------------------------------
				       1993    1992     1991    1990    1989
				       ----    ----     ----    ----    ----
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends........................     (a)    0.42(a)  2.13    3.03    4.05

___________
(a) Earnings were inadequate to cover fixed charges by $1.1 billion in 1993 and $112.8 million in 1992.

     For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent consolidated earnings from continuing operations before income taxes, cumulative effect adjustments and extraordinary items plus fixed charges and minority interest. "Fixed charges" consist of interest (and the portion of rental expense deemed representative of the interest factor). Preferred stock dividends, which are not deductible for income tax purposes, have been increased to a taxable equivalent basis. This adjustment has been calculated by using the effective tax rate for the applicable year. All shares of AL&C's preferred stock were redeemed in 1989.


USE OF PROCEEDS

     The proceeds from the sale of the Preferred Securities will be loaned to AL&C and, except as may otherwise be set forth in the applicable Prospectus Supplement, will be used for general corporate purposes.


DESCRIPTION OF THE PREFERRED SECURITIES

     The following is a summary of certain terms and provisions of the Preferred Securities of any series. Certain terms and provisions of the Preferred Securities of a particular series will be summarized in the Prospectus Supplement relating to the Preferred Securities of such series. If so indicated in the Prospectus Supplement, the terms and provisions of the Preferred Securities of a particular series may differ from the terms set forth below. The summaries set forth below and in the applicable Prospectus Supplement address the material terms of the Preferred Securities of any particular series but do not purport to be complete and are subject to, and qualified in their entirety by reference to, the L.L.C. Agreement and the resolutions adopted or to be adopted by the Managing Members pursuant to the L.L.C. Agreement and the Delaware Limited Liability Company Act, establishing the rights, preferences, privileges, limitations and restrictions relating to the Preferred Securities of any series or of a particular series. A copy of the form of the L.L.C. Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General


     The Company is authorized to issue Common Securities and Preferred Securities. The Preferred Securities may be issued in one or more series or classes, with such dividend rights, liquidation preference per security, redemption or exchange provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as shall be set forth in the L.L.C. Agreement and the resolutions providing for the issuance thereof adopted by the Managing Members. All of the Preferred Securities will rank pari passu with each other with respect to participation in profits and assets.


     The Preferred Securities of any series will be issued in registered form only without dividend coupons. Registration of, and registration of transfers of, the Preferred Securities of any series will be by book-entry only. The Preferred Securities of any series will have the dividend rights, rights upon liquidation, redemption and exchange provisions and voting rights set forth below, unless otherwise provided in the Prospectus Supplement relating to the Preferred Securities of a particular series. Reference is made to the Prospectus Supplement relating to the Preferred Securities of a particular series for specific terms, including (i) the designation of the Preferred Securities of such series, (ii) the price at which the Preferred Securities of such series will be issued, (iii) the dividend rate (or method of calculation thereof) and the dates on which dividends will be payable, (iv) the voting rights, (v) any redemption or exchange provisions, (vi) the stated liquidation preference, (vii) any other rights, preferences, privileges, limitations and restrictions relating to the Preferred Securities of such series and (viii) the terms upon which the proceeds from the sale of the Preferred Securities of such series will be loaned to AL&C.

Dividends

     Dividends on the Preferred Securities will be cumulative. Cumulative dividends on any series of Preferred Securities will accrue from the date set forth in the Prospectus Supplement relating to such series and will be payable monthly in arrears on the last day of each calendar month of each year, commencing on the date specified in the Prospectus Supplement relating to such series.


     The dividend payable on Preferred Securities of a particular series will be fixed at the rate per annum specified in the Prospectus Supplement relating to such series. The amount of dividends payable for any full monthly dividend period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full monthly dividend period, will be computed on the basis of the actual number of days elapsed in such period. If the interest payment period on the Debentures of any series is extended in the manner described under "Description of the Debentures and the Subordinated Indenture -- Interest" below, then the rate at which dividends on the related series of Preferred Securities accumulate shall be increased by an amount such that the aggregate amount of dividends that accumulates on all outstanding Preferred Securities of such series during such interest extension period is equal to the aggregate amount of interest (including interest payable on unpaid interest) that accrues during such interest extension period on the portion of such outstanding Debentures that evidence the loan to AL&C of the proceeds of the issuance of the outstanding Preferred Securities of such series. The Company may only pay dividends on Preferred Securities to the extent it has funds legally available therefor. See "Description of the Guarantee" and "Description of the Debentures and the Subordinated Indenture" below.


     Dividends on the Preferred Securities of any series will be declared by the Managing Members of the Company to the extent that the Managing Members reasonably anticipate that at the time of payment the Company will have, and must be paid by the Company to the extent that at the time of proposed payment it has, (i) funds legally available for the payment of such dividends and (ii) cash on hand sufficient to permit such payments. It is anticipated that the Company's funds will be limited to payments under the debentures (the "Debentures") to be issued by AL&C to evidence the loans to be made by the Company to AL&C of the proceeds from the issuance of the Preferred Securities and the Common Securities and the related capital contributions. See "Description of the Debentures and the Subordinated Indenture".

     Dividends declared on the Preferred Securities of any series will be payable to the record holders thereof as they appear on the register for the Preferred Securities of such series on the relevant record dates, which will be, unless otherwise specified in the Prospectus Supplement relating to each such series, one Business Day (as hereinafter defined) prior to the relevant payment dates. Subject to any applicable fiscal or other laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. In the event that any date on which dividends are payable on the Preferred Securities of any series is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

     Except as described herein and in the Prospectus Supplement relating to the Preferred Securities of a particular series, holders of the Preferred Securities will have no other right to participate in the profits of the Company.

Certain Restrictions on the Company

     If dividends have not been paid in full on the Preferred Securities of any series, the Company shall not:

	(i) pay, or declare and set aside for payment, any dividends on the Preferred Securities of any other series or any other limited liability company interests in the Company ranking pari passu with the Preferred Securities of such series with respect to participation in profits of the Company ("Company Dividend Parity Securities"), unless the amount of any dividends declared on any Company Dividend Parity Securities is paid on the Company Dividend Parity Securities and the Preferred Securities of such series on a pro rata basis on the date such dividends are paid on such Company Dividend Parity Securities, so that the ratio of

	  (x) (A) the aggregate amount paid as dividends on the Preferred Securities of such series to (B) the aggregate amount paid as dividends on the Company Dividend Parity Securities is the same as the ratio of

	  (y) (A) the aggregate amount of all accumulated arrears of unpaid dividends on the Preferred Securities of such series to (B) the aggregate amount of all accumulated arrears of unpaid dividends on the Company Dividend Parity Securities;

       (ii) pay, or declare and set aside for payment, any dividends on any limited liability company interest in the Company ranking junior to the Preferred Securities of such series as to dividends ("Company Dividend Junior Securities"); or

      (iii) redeem, purchase or otherwise acquire any Company Dividend Parity Securities or Company Dividend Junior Securities;

until, in each case, such time as all accumulated arrears of unpaid dividends on the Preferred Securities of such series shall have been paid or set aside for payment in full for all dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or other acquisition. So long as the Preferred Securities of any series are represented by one or more global certificates, dividends on such series of Preferred Securities shall have been paid in full with respect to any dividend payment date for such series when the amount of dividends payable on such date has been paid to The Depository Trust Company ("DTC"). See "Book-Entry-Only Issuance; The Depository Trust Company".

Redemption or Exchange

     The Preferred Securities of any series will be redeemable at the option of the Company and subject to the prior consent of AL&C, in whole or in part from time to time, on or after the date specified in the Prospectus Supplement relating to such series, at the stated liquidation preference per security for such series, plus accumulated and unpaid dividends (whether or not declared) (the "Redemption Price") to the date fixed for redemption (the "Redemption Date"). The Preferred Securities of any series may also be redeemed at the option of the Company on such other terms and conditions as may be set forth in the Prospectus Supplement relating to such series.

     If at any time after the issuance of the Preferred Securities of any series, the Company is or would be required to pay Additional Amounts (as defined below) with respect to any Preferred Securities of such series, the Company may, upon not less than 30 nor more than 60 days' notice to the holders of Preferred Securities of such series with respect to which such Additional Amounts are required to be paid, redeem such Preferred Securities at the Redemption Price. In connection with any such redemption, the Company shall (i) cause the global certificate representing all of the Preferred Securities of such series to be withdrawn from DTC or its successor securities depository, (ii) issue share certificates in definitive form representing Preferred Securities of such series and (iii) redeem the Preferred Securities of such series with respect to which such Additional Amounts are required to be paid.


     In addition, if there shall have occurred after the date of the Prospectus Supplement relating to any series of Preferred Securities a change in any applicable U.S. law or regulation or in the interpretation thereof (including but not limited to the enactment or imminent enactment of any legislation, the publication of any judicial decisions, regulatory rulings, regulatory procedures, or notices or announcements (including notices or announcements of intent to adopt such procedures or regulations), or a change in the official position or in the interpretation of any law or regulation by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such change is made known), and the Company and AL&C shall have been advised by legal counsel (which counsel is not an employee of AL&C or the Company) that, as a result of such change, there exists more than an insubstantial risk that (i) AL&C will be precluded from deducting the interest paid on the Debentures relating to the Preferred Securities of such series for federal income tax purposes or (ii) the Company will be subject to federal income tax with respect to the interest received on such Debentures, then the Company may, upon not less than 30 nor more than 60 days' notice to the holders of Preferred Securities of such series, either (a) redeem the Preferred Securities of such series, in whole or in part, at the Redemption Price or (b) exchange the Preferred Securities of such series for Debentures relating to such Preferred Securities having an aggregate principal amount and accrued and unpaid interest equal to the Redemption Price and having an interest rate thereon equal to the dividend rate on such Preferred Securities.

     After the date fixed for any exchange of Preferred Securities of any series for the related series of Debentures, (i) the Preferred Securities of such series will no longer be deemed to be outstanding, (ii) any global certificate or certificates representing Preferred Securities of such series held by DTC or its nominee will be exchanged for a registered global certificate or certificates representing the Debentures of such series to be delivered upon such exchange and (iii) any certificates representing Preferred Securities of such series not held by DTC or its nominee will be deemed to represent Debentures of such series having a principal amount and accrued and unpaid interest equal to the Redemption Price of such Preferred Securities until such certificates are presented to the Company or its agent for exchange.

     The Preferred Securities of any series will also be redeemed at the Redemption Price with the proceeds from the repayment by AL&C when due of the series of Debentures relating to such Preferred Securities or upon any optional prepayment by AL&C of such Debentures as described under "Description of the Debentures and the Subordinated Indenture -- Optional Prepayment". Notwithstanding the foregoing, the Preferred Securities of any series will not be redeemed if (i) in lieu of repaying any series of Debentures when due or optionally prepaying such Debentures, AL&C is permitted by the Company to exchange such Debentures for new Debentures or
(ii) AL&C repays such Debentures when due or optionally prepays such Debentures but is permitted by the Company to reborrow the proceeds from such repayment or prepayment; provided that the Company will only permit AL&C to so exchange any series of Debentures for new Debentures or reborrow the proceeds from the repayment or prepayment thereof if the Company owns all of such Debentures and, as determined in the judgment of the Managing Members and the Company's financial advisor (selected by the Managing Members and who shall be unaffiliated with AL&C and shall be among the 30 largest investment banking firms, measured by total capital, in the United States at the time of the issuance of the new Debentures that will evidence the new loan to be made in connection with such exchange or reborrowing),
(a) AL&C is not bankrupt, insolvent or in liquidation, (b) AL&C is not in default in the payment of any interest or principal under the Subordinated Indenture, (c) AL&C has made timely payments on the series of Debentures being exchanged, repaid or prepaid for the immediately preceding 24 months,
(d) such new loan will mature no later than the earlier of (1) the 49th anniversary of the date of the initial issuance of such Debentures and (2) the 30th anniversary of the date such new loan is made, (e) the Company is not in arrears on payments of dividends on the Preferred Securities of the series relating to such Debentures, (f) AL&C is expected to be able to make timely payment of principal of and interest on such new loan, (g) such new loan is being made on terms, and under circumstances, that are consistent with those which a lender would then require for a loan to an unrelated party, (h) such new loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments required under the Preferred Securities of such series, (i) such new loan is being made for a term that is consistent with market circumstances and AL&C's financial condition and (j) immediately prior to the making of such new loan, the senior unsecured long-term debt is (or if no such debt is outstanding, would be) rated not less than BBB (or the equivalent) by Standard & Poor's Corporation and Baa2 (or the equivalent) by Moody's Investors Service, Inc. and the subordinated unsecured long-term debt of AL&C (or, if more than one issue of such subordinated debt is outstanding, the most junior of such issues) is (or if no such debt is outstanding, would be) rated not less than BBB- (or the equivalent) by Standard & Poor's Corporation and Baa3 by Moody's Investors Service, Inc. (or if either of such rating organizations is not then rating AL&C's senior or subordinated unsecured long-term debt, as the case may be, the equivalent of such ratings by any other "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act).


     The Company may not redeem any Preferred Securities of any series unless all accumulated arrears of unpaid dividends have been paid on all Preferred Securities of all series for all monthly dividend periods terminating on or prior to the date of redemption.

     In the event that fewer than all the outstanding Preferred Securities of a particular series are to be redeemed, the Preferred Securities of such series to be redeemed will be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below.


     If the Company gives a notice of redemption in respect of Preferred Securities of a particular series, then, by 12:00 noon, New York time, on the applicable Redemption Date, the Company will irrevocably deposit with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders thereof. See "Book-Entry-Only Issuance; The Depository Trust Company". If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of such Preferred Securities of a series so called for redemption will cease, except the right of the holders of such securities to receive the Redemption Price, but without interest, and such securities will cease to be outstanding. In the event that any date on which any payment in respect of the redemption of Preferred Securities of any series is payable is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities of any series is improperly withheld or refused and not paid either by the Company or by AL&C pursuant to the Guarantee, dividends on such securities will continue to accrue, at the then applicable rate, from the Redemption Date originally established by the Company for such securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.


     Subject to the foregoing and applicable law (including, without limitation, U.S. federal securities laws) AL&C or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities of any series by tender, in the open market or by private agreement.

Liquidation Distribution


     In the event of any voluntary or involuntary dissolution, winding up, liquidation or termination of the Company, the holders of Preferred Securities of each series at the time outstanding will be entitled to receive out of the assets of the Company legally available for distribution to securityholders, before any distribution of assets is made to holders of Common Securities in the Company or any other class of limited liability company interests in the Company ranking junior to the Preferred Securities with respect to participation in assets of the Company, but together with the holders of Preferred Securities of any other series or any other limited liability company interests in the Company outstanding ranking pari passu with the Preferred Securities with respect to participation in the assets of the Company ("Company Liquidation Parity Securities"), an amount equal, in the case of the holders of the Preferred Securities of such series, to the aggregate of the stated liquidation preference for Preferred Securities of such series as set forth in the Prospectus Supplement relating to such series and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"). If, upon any such liquidation, the Liquidation Distributions can be paid only in part because the Company has insufficient assets available to pay in full the aggregate Liquidation Distributions and the aggregate maximum liquidation distributions on the Company Liquidation Parity Securities, then the amounts payable directly by the Company on the Preferred Securities of such series and on such Company Liquidation Parity Securities shall be paid on a pro rata basis, so that the ratio of


       (i)(x) the aggregate amount paid as Liquidation Distributions on the Preferred Securities of such series to (y) the aggregate amount paid as liquidation distributions on the Company Liquidation Parity Securities is the same as the ratio of

      (ii)(x) the aggregate Liquidation Distributions to (y) the aggregate maximum liquidation distributions on the Company Liquidation Parity Securities.

     Pursuant to the L.L.C. Agreement, the Company will automatically dissolve and be liquidated (i) when the period fixed for the life of the Company expires, (ii) if the Managing Members by resolution require the Company to be dissolved, wound up, liquidated, or terminated (subject to the voting rights of the holders of Preferred Securities described under "Voting Rights" below) or (iii) if either Managing Member is bankrupt, insolvent or liquidated or withdraws, resigns or is expelled from the Company.


Merger, Consolidation, etc. of the Company

     The Company may not consolidate or merge with or into or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. The Company may, for purposes of changing its state of domicile or avoiding federal income tax consequences adverse to the Company, AL&C or holders of Preferred Securities, without the consent of the holders of the Preferred Securities, consolidate or merge with or into, a limited liability company or limited partnership or trust organized as such under the laws of any state of the United States of America; provided that (i) such successor entity either
(x) expressly assumes all of the obligations of the Company under the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, with respect to participation in the profits or assets of the successor entity, at least as high as the Preferred Securities rank with respect to participation in the profits or assets of the Company, (ii) AL&C expressly acknowledges such successor entity as the holder of the Debentures relating to the Preferred Securities, (iii) such merger or consolidation does not cause the Preferred Securities to be delisted by any national securities exchange or other organization on which the Preferred Securities are then listed, (iv) such merger or consolidation does not cause the Preferred Securities to be downgraded by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, (v) such merger or consolidation does not adversely affect the powers, preferences and other special rights of holders of Preferred Securities in any material respect,
(vi) prior to such merger or consolidation AL&C has received an opinion of counsel (which counsel is not an employee of AL&C or the Company) to the effect that (x) holders of outstanding Preferred Securities will not recognize any gain or loss for federal income tax purposes as a result of the merger or consolidation, (y) such successor entity will not be treated as a corporation for federal income tax purposes and (z) such merger or consolidation will not adversely affect the limited liability of holders of Preferred Securities.


Voting Rights


     If (i) the Company fails to pay dividends in full on the Preferred Securities of any series for 18 consecutive monthly dividend periods; (ii) a Debenture Event of Default (as defined in the Subordinated Indenture) occurs and is continuing; or (iii) AL&C is in default on any of its payment obligations under the Guarantee (in the manner described under "Description of the Guarantee -- Certain Covenants of AL&C"), then the holders of a majority in stated liquidation preference of the outstanding Preferred Securities of such series, in the case of clause (i) above, and the holders of a majority in stated liquidation preference of all outstanding Preferred Securities, in the case of clauses (ii) and (iii) above, together with the holders of any other limited liability company interests in the Company having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled to appoint and authorize a trustee to enforce the Company's rights under the Subordinated Indenture against AL&C, enforce the obligations undertaken by AL&C under the Guarantee and declare and pay dividends on the Preferred Securities of such series in the case of clause (i) above (but only in the event that the Company's failure to pay dividends is not a consequence of AL&C's exercise of its right to extend the interest payment period for the related series of Debentures in the manner described under "Description of the Debentures and the Subordinated Indenture -- Interest"), and AL&C has agreed to execute and deliver such documents as may be necessary or appropriate for the trustee to enforce such rights and obligations. For purposes of determining whether the Company has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends.

     In furtherance of the foregoing, and without limiting the powers of any trustee so appointed and for the avoidance of any doubt concerning the powers of the trustee, any trustee, in its own name and as trustee of an express trust, may institute a proceeding, including, without limitation, any suit in equity, an action at law or other judicial or administrative proceeding, to enforce the Company's creditor rights directly against AL&C to the same extent as the Company and on behalf of the Company, and may prosecute such proceeding to judgment or final decree, and enforce the same against AL&C and collect, out of the property, wherever situated, of AL&C the monies adjudged or decreed to be payable in the manner provided by law.

       Not later than 30 days after such right to appoint a trustee arises, the Managing Members will convene a meeting to appoint such a trustee. If the Managing Members fail to convene such meeting within such 30-day period, the holders of 10% in stated liquidation preference of the outstanding Preferred Securities of such series, in the case of clause (i) above, and the holders of 10% in stated liquidation preference of all outstanding Preferred Securities, in the case of clauses (ii) and (iii) above, and such other limited liability company interests that are entitled to vote, acting as a single class, will be entitled to convene such meeting. Any trustee so appointed shall vacate office immediately, subject to the terms of such other limited liability company interests, if the Company shall have paid in full all accumulated and unpaid dividends on the Preferred Securities of such series, in the case of clause (i) above, or such default by AL&C shall have been cured, in the case of clause (ii) or
(iii) above.

     If any resolution is proposed to be adopted by the securityholders of the Company providing for, or the Managing Members propose to take any action to effect, (x) any variation or abrogation of the powers, preferences and special rights of the Preferred Securities of any series by way of amendment of the L.L.C. Agreement or otherwise (including, without limitation, the authorization or issuance of any limited liability company interests in the Company ranking, as to participation in the profits or assets of the Company, senior to the Preferred Securities) which variation or abrogation adversely affects the holders of Preferred Securities of such series, (y) the dissolution, winding up, liquidation or termination of the Company or (z) the commencement of any bankruptcy, insolvency, reorganization or other similar proceeding involving the Company, then the holders of outstanding Preferred Securities of the series, the powers, preferences or special rights of which are proposed to be amended in the case of any action described in clause (x) above, and the holders of all outstanding Preferred Securities, in the case of any action described in clauses (y) or (z) above, (and, in the case of any action described in clause (x) above which would adversely affect the powers, preferences or special rights of any Company Dividend Parity Securities or any Company Liquidation Parity Securities, such Company Dividend Parity Securities or such Company Liquidation Parity Securities, as the case may be, or, in the case of any action described in clause (y) above, all Company Liquidation Parity Securities or, in the case of any action described in clause (z) above, all holders of outstanding Preferred Securities, Company Dividend Parity Securities and any Company Liquidation Parity Securities other than holders of any such securities that are also creditors of AL&C or any of its subsidiaries) will be entitled to vote together as a class on such resolution or action of the Managing Members (but not any other resolution or action) and such resolution or action shall not be effective except with the approval of the holders of a majority in stated liquidation preference of such outstanding securities (or, under certain circumstances, 100% in stated liquidation preference of such outstanding securities); provided, however, that no such approval shall be required under clauses (x) and (y) if the dissolution, winding up, liquidation or termination of the Company is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the bankruptcy, insolvency or liquidation of either Managing Member or upon the withdrawal, resignation or expulsion of either Managing Member of the Company.


     The powers, preferences or special rights of the Preferred Securities of any series will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation or issue of, any further limited liability company interests in the Company ranking pari passu with or junior to the Preferred Securities of any series with respect to voting rights and rights to participate in the profits or assets of the Company.

     Any required approval of holders of Preferred Securities may be given at a meeting of such holders convened for such purpose or pursuant to written consent. The Company will cause a notice of any meeting at which holders of the Preferred Securities of a series are entitled to vote, or of any matter upon which action may be taken by written consent of such holders, to be mailed to each holder of record of the Preferred Securities of such series. Each such notice will include a statement setting forth
(i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any action proposed to be taken at such meeting on which such holders are entitled to vote or of such matters upon which written consent is sought and (iii) instructions for the delivery of proxies or consents.

     Notwithstanding that holders of Preferred Securities of any series are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities of any series that are owned by AL&C or any entity owned more than 50% by AL&C, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

     Except as described herein and in the Prospectus Supplement relating to the Preferred Securities of a particular series, holders of Preferred Securities will have no other voting rights.

Additional Amounts

     All payments in respect of the Preferred Securities by the Company will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the United States of America, any state thereof or any other jurisdiction through which or from which such payment is made, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay as a dividend such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Securities after such withholding or deduction will equal the amount which would have been receivable in respect of such Preferred Securities in the absence of such withholding or deduction ("Additional Amounts"), except that no such Additional Amounts will be payable with respect to Preferred Securities:


     (a) if the holder or beneficial owner thereof is liable for such taxes, duties, assessments or governmental charges in respect of such Preferred Securities by reason of such holder's or owner's having some connection with the United States, any state thereof or any other jurisdiction through which or from which such payment is made (including, without limitation, actual or constructive ownership, past or present, of 10% or more of the total combined voting power of all classes of stock entitled to vote of AL&C), other than being a holder or beneficial owner of such Preferred Securities, or


     (b) if the Company has notified such holder of the obligation to withhold taxes and requested but not received from such holder or beneficial owner a declaration of non-residence, a valid taxpayer identification number or other claim for exemption (or information or certification required to support such claim), and such withholding or deduction would not have been required had such declaration, taxpayer identification number or claim been received.

Book-Entry-Only Issuance;  The Depository Trust Company

     DTC, New York, New York, will act as securities depository for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global Preferred Security certificates will be issued for each series of Preferred Securities, representing all of the Preferred Securities of such series, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Preferred Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records.
Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

     To facilitate subsequent transfers, all Preferred Securities deposited by Participants with DTC are registered in the name of Cede & Co. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the Preferred Securities of any series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Preferred Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Dividend payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Company or AL&C, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC will be the responsibility of the Company, disbursement of such payments to Direct Participants will be the responsibility of DTC and disbursement of such payments to the Beneficial Owners will be the responsibility of the Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Preferred Securities of any series at any time by giving reasonable notice to the Company and AL&C. Under such circumstances, in the event that a successor securities depository is not obtained, Preferred Security certificates for such series will be printed and delivered. Additionally, in the event that the Company were to redeem only a portion of the Preferred Securities of any series because the Company is required to pay Additional Amounts with respect to such Preferred Securities to be redeemed, the Company may cause the global certificate or certificates representing all of the Preferred Securities of such series to be withdrawn from DTC (or its successor securities depository) and may issue certificates in definitive form representing such Preferred Securities. Thereafter, such Preferred Securities subject to such requirement to pay Additional Amounts would be redeemed.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor AL&C takes responsibility for the accuracy thereof.

Registrar, Transfer Agent and Paying Agent

     First Chicago Trust Company of New York will act as registrar, transfer agent and paying agent for the Preferred Securities.

     Registration of transfers of Preferred Securities of any series will be effected without charge by or on behalf of the Company, but upon payment (with the giving of such indemnity as the Company or AL&C may require) in respect of any tax or other governmental charges which may be imposed in connection therewith.

     The Company will not be required to register or cause to be registered the transfer of Preferred Securities of a particular series after such Preferred Securities have been called for redemption.

Miscellaneous

     The Preferred Securities are not subject to any sinking fund provisions. Holders of Preferred Securities of any series have no preemptive rights.

     AL&C and the Company will enter into an agreement as to expenses and liabilities (the "Expense Agreement") pursuant to which AL&C will agree to guarantee the payment of any liabilities incurred by the Company other than obligations to holders of Preferred Securities, which will be separately guaranteed to the extent set forth in the Guarantee. See "Description of the Guarantee". The Expense Agreement will expressly provide that it is for the benefit of, and is enforceable by, third parties to whom the Company owes such obligations. A copy of the form of Expense Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


		       DESCRIPTION OF THE GUARANTEE

     Set forth below is condensed information concerning the guarantee (the "Guarantee") which will be executed and delivered by AL&C for the benefit of the holders from time to time of Preferred Securities. This summary contains all material information concerning the Guarantee but does not purport to be complete. References to provisions of the Guarantee are qualified in their entirety by reference to the text of the Payment and Guarantee Agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General


     AL&C will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Securities of any series, the Guarantee Payments (as defined below) (except to the extent paid by the Company or by AL&C to any trustee appointed by such holders (as described under "Description of the Preferred Securities -- Voting Rights")), as and when due, regardless of any defense, right of set-off or counterclaim which the Company may have or assert. The following payments to the extent not paid by the Company (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid dividends (including any Additional Amounts payable by the Company) which have been theretofore declared on the Preferred Securities of any series out of funds legally available therefor, (ii) the redemption price (including all accumulated and unpaid dividends) payable out of funds legally available therefor with respect to Preferred
Securities of any series called for redemption by the Company and (iii) upon the liquidation of the Company, the lesser of (a) the aggregate of the stated liquidation preference of the Preferred Securities and all accumulated and unpaid dividends thereon (whether or not declared) to the date of payment and (b) the amount of assets of the Company legally available for distribution to holders of Preferred Securities in liquidation.


Certain Covenants of AL&C


     In the Guarantee, AL&C will covenant that, so long as Preferred Securities of any series remain outstanding, AL&C will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of AL&C's capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee, (ii) acquisitions of shares of AL&C's common stock in connection with the satisfaction by AL&C of its obligations under any employee benefit plans and (iii) redemptions of any share purchase rights (the "Rights") issued by AL&C pursuant to AL&C's Share Purchase Rights Plan adopted on October 27, 1989, as amended from time to time (the "Rights Plan") or the declaration of a dividend of similar share purchase rights in the future), if at such time AL&C will be in default with respect to its payment obligations under the Guarantee or there shall have occurred a Debenture Event of Default under the Subordinated Indenture.

     In the Guarantee, AL&C will also covenant that, so long as Preferred Securities of any series remain outstanding, it will (i) not cause or permit any Common Securities of the Company to be transferred, (ii) maintain direct or indirect ownership of all outstanding securities of the Company other than (x) the Preferred Securities of any series and (y) any other securities issued by the Company (other than the Common Securities) so long as the issuance thereof to persons other than AL&C or any of its subsidiaries would not cause the Company to become an "investment company" under the Investment Company Act of 1940, as amended, (iii) cause at least 21% of the total value of the Company and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by Common Securities, (iv) not voluntarily dissolve, wind up, liquidate or terminate the Company or either of the Managing Members, (v) cause AL&C and Aetna Capital Holdings, Inc. to remain the Managing Members of the Company and timely perform all of their respective duties as Managing Members of the Company (including the duty to declare and pay dividends on the Preferred Securities as described under "Description of the Preferred Securities -- Dividends") and (vi) use reasonable efforts to cause the Company to remain a limited liability company and otherwise continue to be treated as a partnership for U.S. federal income tax purposes.


Additional Amounts


     All Guarantee Payments will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the United States of America, any state thereof or any other jurisdiction through which or from which such payment is made, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, AL&C will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Securities after such withholding or deduction will equal the amount which would have been receivable in respect of such Preferred Securities in the absence of such withholding or deduction ("Guarantee Additional Amounts"), except that no such Guarantee Additional Amounts will be payable with respect to Preferred Securities:

     (a) if the holder or beneficial owner thereof is liable for such taxes, duties, assessments or governmental charges in respect of such Preferred Securities by reason of such holder's or owner's having some connection with the United States, any state thereof or any other jurisdiction through which or from which such payment is made (including, without limitation, actual or constructive ownership, past or present, of 10% or more of the total combined voting power of all classes of stock entitled to vote of AL&C), other than being a holder or beneficial owner of such Preferred Securities, or


     (b) if the Company or AL&C has notified such holder of the obligation to withhold taxes and requested but not received from such holder or beneficial owner a declaration of non-residence, a valid taxpayer identification number or other claim for exemption (or information or certification required to support such claim), and such withholding or deduction would not have been required had such declaration, taxpayer identification number or claim been received.

Amendments and Assignment

     Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Guarantee may be amended only with the prior approval of the holders of a majority in stated liquidation preference of all Preferred Securities of all series then outstanding. The manner of obtaining any such approval of holders of the Preferred Securities will be as set forth under "Description of the Preferred Securities -- Voting Rights". AL&C shall have the right to assign the Guarantee with the prior consent of the holders of a majority in stated liquidation preference of all Preferred Securities then outstanding. All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of AL&C and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

Termination of the Guarantee


     The Guarantee will terminate and be of no further force and effect as to the Preferred Securities of any series upon full payment of the Redemption Price of all Preferred Securities of such series or upon the exchange of all Preferred Securities of such series for the related series of Debentures, and shall terminate completely upon full payment of the amounts payable upon liquidation of the Company. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities of any series must restore payment of any sums paid under the Preferred Securities of such series or the Guarantee.


Status of the Guarantee

     The Guarantee will constitute an unsecured obligation of AL&C and will rank (i) subordinate and junior in right of payment to all other liabilities of AL&C, (ii) pari passu with the most senior preferred stock now or hereafter issued by AL&C and with any guarantee now or hereafter entered into by AL&C in respect of any preferred or preference stock or interest of any affiliate of AL&C and (iii) senior to AL&C's common stock.

     The Guarantee will constitute a guarantee of payment and not of collection. A holder of Preferred Securities may enforce the Guarantee directly against AL&C, and AL&C will waive any right or remedy to require that any action be brought against the Company or any other person or entity before proceeding against AL&C. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Company.

Governing Law

     The Guarantee will be governed by and construed in accordance with the laws of the State of New York.


 DESCRIPTION OF THE DEBENTURES AND THE SUBORDINATED INDENTURE


     Set forth below is condensed information concerning the Debentures that will evidence the loans to be made by the Company to AL&C of the proceeds of the issuance of (i) Preferred Securities of each series and
(ii) the Company's Common Securities and related capital contributions ("Common Securities Payments") and the Subordinated Indenture (the "Subordinated Indenture") between AL&C and The First National Bank of Chicago, as trustee (the "Trustee"). References to provisions of the Subordinated Indenture are qualified in their entirety by reference to the text of the Subordinated Indenture, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. All Debentures will be issued under the Subordinated Indenture.


General

     The Subordinated Indenture does not limit the aggregate principal amount of Debentures which may be issued thereunder and provides that the Debentures may be issued thereunder from time to time in one or more series. The aggregate dollar amount of the Debentures relating to Preferred Securities of any series will be set forth in the Prospectus Supplement for such series and will be equal to the sum of the aggregate liquidation preference of the Preferred Securities of such series and the related Common Securities Payments.


     The entire principal amount of the Debentures relating to the Preferred Securities of any series will become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as herein defined), if any, on the earlier of (i) the date that is the 30th anniversary of the issuance of such Preferred Securities, subject to AL&C's right to exchange such Debentures for new Debentures or reborrow the proceeds from the repayment of such Debentures upon the terms and subject to the conditions set forth under "Description of the Preferred Securities
- -- Redemption or Exchange" and (ii) the date upon which the Company is dissolved, wound up, liquidated or terminated or either Managing Member is liquidated, bankrupt or insolvent or withdraws, resigns or is expelled from the Company.

     In the event of any exchange of Preferred Securities of any series for Debentures relating to such series, (i) the Debentures of such series will no longer be subject to mandatory prepayment upon the dissolution, winding up, liquidation or termination of the Company, the liquidation, bankruptcy or insolvency of either Managing Member or the withdrawal, resignation or expulsion of either Managing Member from the Company, (ii) the Debentures of such series will not be subject to an election by AL&C to exchange the Debentures of such series for new Debentures or to prepay or repay the loans evidenced by the Debentures of such series and reborrow the proceeds from such prepayment or repayment, (iii) AL&C will use its best efforts to have the Debentures of such series listed on the same exchange as that on which the Preferred Securities of such series are listed, (iv) the Subordinated Indenture may, thereafter, be modified or amended with the consent of the holders of not less than a majority in principal amount of the Debentures of such series at the time outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each Debenture affected thereby, (a) change the maturity of the principal of or interest on any such Debenture; (b) reduce the principal amount of or the interest rate on any such Debenture; (c) change the place or currency of payment of principal of or the interest on any such Debenture; (d) impair the right to institute suit for the enforcement of any such payment on or with respect to such Debenture; (e) reduce the percentage of holders of Debentures necessary to modify or amend the Subordinated Indenture; (f) modify the subordination provisions in a manner adverse to the holders of such Debentures; or (g) modify the foregoing requirements or reduce the percentage of outstanding Debentures necessary to waive compliance with certain provisions of the Subordinated Indenture or for waiver of certain defaults, (v) AL&C's obligation to pay Additional Interest (other than Additional Interest, if any, accrued and unpaid to such date of exchange) shall cease, and (vi) the provisions described under "Indenture Events of Default" rather than those described under "Debenture Events of Default" shall apply.


     The Subordinated Indenture does not contain any provisions that limit AL&C's ability to incur indebtedness or that afford holders of Debentures protection in the event of a highly leveraged or similar transaction involving AL&C.

Mandatory Prepayment

     If the Company redeems Preferred Securities of any series for cash in accordance with the terms thereof, the Debentures relating to such series will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Preferred Securities of such series so redeemed (together with any accrued but unpaid interest, including Additional Interest, if any, on the portion being prepaid). Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as the Company and AL&C shall agree.

Optional Prepayment

     AL&C shall have the right to prepay the Debentures relating to Preferred Securities of a series, without premium or penalty, in whole or in part (together with any accrued but unpaid interest, including
Additional Interest, if any, on the portion being prepaid) at any time following the date, if any, set forth in the Prospectus Supplement for such series.


     So long as the Preferred Securities of any series are outstanding AL&C shall also have the right to prepay the related series of Debentures without premium or penalty, in whole or in part (together with any accrued but unpaid interest, including Additional Interest, if any), if there shall have occurred after the date of the Prospectus Supplement relating to such series of Preferred Securities a change in any applicable U.S. law or regulation or in the interpretation thereof (including but not limited to the enactment or imminent enactment of any legislation, the publication of any judicial decisions, regulatory rulings, regulatory procedures, or notices or announcements (including notices or announcements of intent to adopt such procedures or regulations), or a change in the official position or in the interpretation of any law or regulation by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such change is made known), and AL&C shall have been advised by legal counsel (which counsel is not an employee of AL&C or the Company) that, as a result of such change, there exists more than an insubstantial risk that (i) AL&C will be precluded from deducting the interest paid on such Debentures for federal income tax purposes or (ii) the Company will be subject to federal income tax with respect to the interest received on such Debentures.


      In addition, if at any time after the issuance of the Preferred Securities of any series, the Company is or would be required to pay Additional Amounts with respect to any Preferred Securities of such series, AL&C shall have the right to prepay without premium or penalty (together with accrued but unpaid interest, including Additional Interest, if any, on the portion being prepaid) the Debentures relating to such series in a principal amount not to exceed the aggregate liquidation preference of the Preferred Securities of such series with respect to which such Additional Amounts are required to be paid.

     The Debentures relating to Preferred Securities of any series may also be prepaid at the option of AL&C on such terms and conditions as may be set forth in the Prospectus Supplement relating to such series.


Interest

     The Debentures relating to Preferred Securities of a series shall bear interest at the annual rate set forth in the Prospectus Supplement for such series, accruing from the date they are issued until maturity. Such interest shall be payable monthly on the last day of each calendar month, commencing on the date specified in the Prospectus Supplement relating to such series. In the event that any date on which interest is payable on the Debentures relating to the Preferred Securities of any series is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date; provided that AL&C shall have the right at any time or times during the term of such Debentures, so long as AL&C is not in default in the payment of interest under the Subordinated Indenture, to extend the interest payment period for such Debentures up to 60 months, at the end of which period AL&C will pay all interest then accrued and unpaid on such Debentures (together with interest thereon at the rate specified for such Debentures to the extent permitted by applicable law); and provided further that any such extended interest period may only be selected with respect to such Debentures if an extended interest period of identical length is simultaneously selected for the Debentures of all series outstanding. Prior to the termination of any such extended interest payment period AL&C may further extend the interest payment period for such Debentures; provided that such extended interest payment period for such Debentures, together with all such further extensions thereof, may not exceed 60 months. Following the termination of any extended interest payment period, if the Company has paid all accrued and unpaid interest required by such Debentures for such period, then the Company shall have the right to again extend the interest payment period up to 60 months as herein described. While the Company holds the Debentures of any series, AL&C shall give the Company notice of its selection of any extended interest payment period for such Debentures one Business Day prior to the earlier of (i) the date the Company declares the dividend on the related series of Preferred Securities and (ii) the date on which the Company is required to give notice of the record or payment date of such dividend to the New York Stock Exchange or other applicable self-regulatory organization or to holders of such series of Preferred Securities, but in any event not less than two Business Days prior to such record date. AL&C will cause the Company to give such notice of AL&C's selection of any extended interest payment period to the holders of the related series of Preferred Securities. After the Debentures of a series have been exchanged for the related series of Preferred Stock, AL&C shall give the holders of such Debentures notice of its selection of any extended interest payment period for such Debentures not less than two Business Days prior to the record date for the first interest payment for which such extension will be effective.


     During any extended interest period, AL&C shall not pay or declare any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (i) acquisitions of shares of AL&C's common stock in connection with the satisfaction by AL&C of its obligations under any employee benefit plans and (ii) redemptions of any Rights issued by AL&C under the Rights Plan or the declaration of a dividend of similar share purchase rights in the future).

Additional Interest

     In addition, so long as the Company owns the Debentures of any series, if at any time following the date of issue of the related series of Preferred Securities, (i) the Company shall be required to pay any Additional Amounts or (ii) the Company shall be required to pay, with respect to its income derived from the interest payments on such Debentures, any amounts for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed by the United States, or any other taxing authority, then, in any such case, AL&C will pay as interest such additional amounts ("Additional Interest") as may be necessary in order that the net amounts received and retained by the Company after paying such Additional Amounts or after the payment of such taxes, duties, assessments or governmental charges shall result in the Company's having such funds as it would have had in the absence of the payment of such taxes, duties, assessments or governmental charges.

Method and Place of Payment

     While the Company holds the Debentures of any series, principal of and interest (including Additional Interest, if any) on such Debentures shall be payable in lawful money of the United States, at such place and to such account as may be designated by the Company. After the Debentures of any series have been exchanged for the related series of Preferred Stock, principal of and interest on such Debentures shall be payable at the office or agency of AL&C maintained for such purposes in the city of Hartford; provided, however, that at the option of Aetna, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Debenture register.

Set-off

     Notwithstanding anything to the contrary in the Subordinated Indenture or Debentures, AL&C shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent AL&C has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

Subordination

     The Subordinated Indenture will provide that AL&C and the holders of the Debentures covenant and agree (and each holder of Preferred Securities by acceptance thereof agrees) that each of the Debentures is subordinate and junior in right of payment to all Senior Debt as provided in the Subordinated Indenture. The term "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to AL&C to the extent that such claim for post-petition interest is allowed in such proceeding) on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures or to other Debt which is pari passu with, or subordinated to the Debentures; provided, however, that Senior Debt shall not be deemed to include the Debentures. The term "Debt" means (without duplication and without regard to any portion of principal amount that has not accrued and to any interest component thereof (whether accrued or imputed) that is not due and payable) with respect to AL&C, whether recourse is to all or a portion of the assets of AL&C and whether or not contingent, (i) every obligation of AL&C for money borrowed, (ii) every obligation of AL&C evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of AL&C with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of AL&C, (iv) every obligation of AL&C issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of AL&C, and (vi) every obligation of the type referred to in clauses (i) through (v) of another person and all dividends of another person the payment of which, in either case, AL&C has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.


     In the event of (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization, debt restructuring or other similar case or proceeding in connection with any insolvency or bankruptcy proceeding, relative to AL&C or to its assets, or
(ii) any liquidation, dissolution or other winding up of AL&C, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of AL&C, then and in any such event specified in (i), (ii) or (iii) above (each such event, if any, herein sometimes referred to as a "Proceeding") the holders of Senior Debt shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt, or provision shall be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, before the holders of the Debentures are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities (including any payment or distribution which may be payable or deliverable by reason of the payment of any other Debt of AL&C subordinated to the payment of the Debentures, such payment or distribution being hereinafter referred to as "Junior Subordinated Payment"), on account of principal of or interest on the Debentures and the holders of Senior Debt shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any Junior Subordinated Payment, which may be payable or deliverable in respect of the Debentures in any such Proceeding.

     In the event that, notwithstanding the foregoing, the holders of the Debentures shall have received any payment or distribution of assets of AL&C of any kind or character, whether in cash, property or securities, including any Junior Subordinated Payment, before all Senior Debt is paid in full or payment thereof is provided for in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, and if such fact shall, at or prior to the time of such payment or distribution, have been made known to such holders, then and in such event such payment or distribution shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of AL&C for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay all Senior Debt in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt.

     In the event that any Debentures are declared due and payable before their stated maturity, then and in such event the holders of the Senior Debt outstanding at the time such Debentures so become due and payable shall be entitled to receive payment in full of all amounts due on or in respect of such Senior Debt, or provision shall be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, before the holders of the Debentures are entitled to receive any payment (including any payment which may be payable by reason of the payment of any Junior Subordinated Payments) by AL&C on account of the principal of or interest on the Debentures. In the event that, notwithstanding the foregoing, AL&C shall make any payment to the holders of the Debentures prohibited by the foregoing, and if such fact shall, at or prior to the time of such payment, have been made known to such holders, then and in such event such payment shall be paid over and delivered forthwith to AL&C.

     In the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Debt, or in the event that any event of default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or in the event any judicial proceeding shall be pending with respect to any such default in payment or such event of default, then no payment (including any payment which may be payable by reason of the payment of any Junior Subordinated Payments) shall be made by AL&C on account of principal of or interest on the Debentures. In the event that, notwithstanding the foregoing, AL&C shall make any payment to the holders of the Debentures prohibited by the foregoing, and if such fact shall, at or prior to the time of such payment, have been made known to such holders, then and in such event such payment shall be paid over and delivered forthwith to AL&C.

     Subject to the payment in full of all Senior Debt, or the provision of such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, the holders of the Debentures shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Debt (equally and ratably with the holders of all Debt of AL&C which by its express terms is subordinated to Debt of AL&C to substantially the same extent as the Debentures are subordinated to the Senior Debt and is entitled to like rights of subrogation by reason of any payments or distributions made to holders of such Senior Debt) to the rights of the holders of such Senior Debt to receive payments and distributions of cash, property and securities applicable to the Senior Debt until the principal of and interest on the Debentures shall be paid in full.


     By reason of such subordination, in the event of liquidation or insolvency, creditors of AL&C who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more ratably, than the holders of the Debentures with respect to the Debentures. In addition, since AL&C is a holding company, the rights of AL&C and hence the rights of creditors of AL&C (including the rights of holders of the Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of AL&C itself as a creditor of the subsidiary may be recognized.

Covenants


     In the Subordinated Indenture, AL&C will covenant for the benefit of the holders of the Debentures of any series, that, so long as the related series of Preferred Securities remains outstanding, AL&C will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of AL&C's capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee, (ii) acquisitions of shares of AL&C's common stock in connection with the satisfaction by AL&C of its obligations under any employee benefit plans and (iii) redemptions of any Rights issued by AL&C pursuant to the Rights Plan or the declaration of a dividend of similar share purchase rights in the future), if at such time AL&C is in default with respect to its payment obligations under the Guarantee or there shall have occurred a Debenture Event of Default under the Subordinated Indenture.

     In the Subordinated Indenture, AL&C will also covenant for the benefit of the holders of the Debentures of any series, that, so long as the related series of Preferred Securities remains outstanding, it will (i) not cause or permit any Common Securities of the Company to be transferred,
(ii) maintain direct or indirect ownership of all outstanding securities of the Company other than (x) the Preferred Securities of any series and (y) any other securities issued by the Company (other than the Common Securities) so long as the issuance thereof to persons other than AL&C or any of its subsidiaries would not cause the Company to become an "investment company" under the Investment Company Act of 1940, as amended,
(iii) cause at least 21% of the total value of the Company and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by Common Securities, (iv) not voluntarily dissolve, wind up, liquidate or terminate the Company or either of the Managing Members, (v) cause AL&C and Aetna Capital Holdings, Inc. to remain the Managing Members of the Company and timely perform all of their respective duties as Managing Members of the Company (including the duty to declare and pay dividends on the Preferred Securities as described under "Description of the Preferred Securities -- Dividends"), and (vi) use reasonable efforts to cause the Company to remain a limited liability company and otherwise continue to be treated as a partnership for U.S. federal income tax purposes; provided that AL&C may permit the Company, solely for purposes of changing its state of domicile or avoiding federal income tax consequences adverse to AL&C, the Company or holders of Preferred Securities, to consolidate or merge with or into a limited liability company or limited partnership or trust organized as such under the laws of any state of the United States of America upon the terms and subject to the conditions set forth under "Description of the Preferred Securities -- Merger, Consolidations, etc. of the Company" above.


Debenture Events of Default

     If one or more of the following events (each a "Debenture Event of Default") shall occur and be continuing while the Company holds the Debentures of any series:

	 (a) failure to pay any principal of the Debentures of any series when due (whether or not payment is prohibited by the provisions described above under "Subordination" or otherwise);

	 (b) failure to pay any interest on the Debentures of any series, including any Additional Interest, when due and such failure continues for a period of 10 days (whether or not payment is prohibited by the provisions described above under "Subordination" or otherwise); provided that a valid extension of the interest payment period by AL&C shall not constitute a default in the payment of interest for this purpose;


	 (c) failure by AL&C to perform in any material respect any other covenant in the Subordinated Indenture for the benefit of the holders of Debentures of such series continued for a period of 60 days after written notice to AL&C from the Company or any holder of Preferred Securities;


	 (d) the dissolution, winding up, liquidation or termination of the Company;

	 (e) the withdrawal, resignation or expulsion of either Managing Member from the Company; or

	 (f) certain events of bankruptcy, insolvency or liquidation of either of the Managing Members;



then the Company will have the right to declare the principal of all such Debentures and all accrued interest thereon (including any Additional Interest and any interest subject to an extension election) to be due and payable immediately and to enforce its other rights under such Debentures. Under the terms of the Preferred Securities, the holders of the series of Preferred Securities related to such Debentures will have the rights referred to under "Description of the Preferred Securities -- Voting Rights", including the right to appoint a trustee, which trustee shall be authorized to exercise the Company's right to accelerate the principal amount of such Debentures and to enforce the Company's other creditor rights under such Debentures; provided that any trustee so appointed shall vacate office immediately if any such Debenture Event of Default shall have been cured by AL&C. In addition, in the event AL&C fails to pay any principal of or interest on any series of Debentures held by the Company when due, holders of the related series of Preferred Securities shall, under certain circumstances, be entitled to enforce the Company's right to receive such payments under such Debentures directly against AL&C.



Indenture Events of Default

	  If one or more of the following events (each an "Indenture Event of Default") shall occur and be continuing after the Debentures of a series have been exchanged for the related series of Preferred Securities:

	(a) failure to pay any principal of the Debentures of any series when due (whether or not payment is prohibited by the provisions described above under "Subordination" or otherwise);

	(b) failure to pay any interest on the Debentures of any series, including any Additional Interest, when due and such failure continues for a period of 30 days (whether or not payment is prohibited by the provisions described above under "Subordination" or otherwise); provided that a valid extension of the interest payment period by AL&C shall not constitute a default in the payment of interest for this purpose;


	(c) failure by AL&C to perform in any material respect any other covenant in the Subordinated Indenture for the benefit of the holders of the Debentures of such series continued for a period of 90 days after written notice to AL&C from the Trustee or to AL&C and the Trustee from the holders of at least 25% in aggregate principal amount of the Debentures of such series, or


	(d) certain events of bankruptcy, insolvency or liquidation of AL&C;


then the Trustee or the holders of at least 25% in principal amount of such Debentures may declare the principal amount of all such Debentures and all accrued interest thereon (including any interest subject to an extension election) to be due and payable immediately; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount of such Debentures may rescind or annul such declaration and its consequences.

     Following the exchange of any series of Preferred Securities for the related series of Debentures, the holders of a majority in principal amount of such series of Debentures will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debentures and to waive certain defaults.

     Following the exchange of any series of Preferred Securities for the related series of Debentures, no holder of a Debenture of such series will have any right to institute any proceeding with respect to the Subordinated Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Indenture Event of Default and unless also the holders of at least 25% in aggregate principal amount of the Debentures of such series shall have made written request, and offered indemnity to the Trustee in form and substance reasonably satisfactory to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Debentures of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Debenture for enforcement of payment of the principal of or interest on such Debenture on or after the respective due dates expressed in such Debenture.


     The Subordinated Indenture provides that, in case an Indenture Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Subordinated Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request of any of the holders of Debentures unless they shall have offered to the Trustee security or indemnity in form and substance reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

Modification and Waiver

     Modifications and amendments of the Subordinated Indenture may be made by AL&C and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the Debentures which is affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of each such holder of Debentures affected thereby: (i) change the maturity of the principal of or interest on any such Debenture; (ii) reduce the principal amount of or the interest rate on any such Debenture; (iii) change the place or currency of payment of principal of or the interest on any such Debenture; (iv) impair the right to institute suit for the enforcement of any such payment on or with respect to such Debenture; (v) reduce the percentage of holders of Debentures necessary to modify or amend the Subordinated Indenture; (vi) modify the subordination provisions in a manner adverse to the holders of such Debentures; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Debentures necessary to waive compliance with certain provisions of the Subordinated Indenture or for waiver of certain defaults.


     So long as the Company holds the Debentures of any series, it may not waive compliance or waive any default in compliance by AL&C with certain restrictive provisions of the Subordinated Indenture or modify or amend the Subordinated Indenture without the approval of the same percentage of the holders of Preferred Securities of the related series as would be required if the holders of such Preferred Securities then held such Debentures.

     The holders of at least a majority of the aggregate principal amount of the Debentures of any series for which the related Preferred Securities have been exchanged may, on behalf of all holders of that series, waive compliance by AL&C with certain restrictive provisions of the Subordinated Indenture and waive any past default under the Subordinated Indenture, except a default in the payment of principal or interest or in the performance of certain covenants.


Global Securities


     If at the time of any exchange of Debentures of any series for the related Preferred Securities, such Preferred Securities are represented by one or more global securities held by DTC, such Debentures, upon such exchange, will be represented by one or more global securities registered in the name of DTC or its nominee that will be deposited with DTC. Unless and until it is exchanged in whole or in part for such Debentures in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by DTC to a nominee for DTC.


     For a description of DTC and DTC's book-entry system, see "Description of the Preferred Securities -- Book-Entry-Only Issuance; The Depository Trust Company". As of the date of this Prospectus, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC.

Governing Law

     The Debentures and the Subordinated Indenture will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

     The Subordinated Indenture contains limitations on the right of the Trustee, as a creditor of AL&C, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Subordinated Indenture it is a creditor of AL&C.

     The Trustee or its affiliates may act as depositary for funds of, make loans to and perform other services for, or may be a customer of, Aetna in the ordinary course of business.

Miscellaneous


     AL&C shall have the right at all times to assign any of its rights or obligations under the Subordinated Indenture to a direct or indirect wholly owned subsidiary of AL&C other than any subsidiary that is an insurance company; provided that, in the event of any such assignment, AL&C shall remain jointly and severally liable for all such obligations. AL&C may not otherwise assign any of its obligations under the Subordinated Indenture. Except as described above under "Description of the Preferred Securities -- Redemption or Exchange", the Company may not assign any of its rights under the Subordinated Indenture without the prior written consent of AL&C. Subject to the foregoing, the Subordinated Indenture shall be binding upon and inure to the benefit of AL&C and the holders of the Debentures from time to time and their respective successors and assigns.

     The Subordinated Indenture will provide that AL&C may not consolidate with or merge into any other person or sell its property and assets as, or substantially as, an entirety to any person and may not permit any person to merge into or consolidate with AL&C unless (i) either AL&C will be the resulting or surviving entity or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes AL&C's obligations under the Subordinated Indenture and (ii) immediately after giving effect to the transaction (a) in the event that the Company holds the Debentures of any series, no Debenture Event of Default shall have occurred and be continuing and (b) in the event that the Debentures of any series have been exchanged for the related Preferred Securities, no Indenture Event of Default shall have occurred and be continuing.

     AL&C will be required to furnish to the Trustee annually a statement by certain officers of AL&C as to the compliance with all conditions and covenants of the Subordinated Indenture. The Subordinated Indenture provides that the Trustee may withhold notice to the holders of the Debentures of any default (except in payment of principal or interest) if it considers it in the interest of the holders of the Debentures to do so.



				 TAXATION


     The following discussion is a summary of certain United States federal income tax consequences of the purchase, acquisition, ownership and disposition of Preferred Securities and Debentures and is based upon the advice of Davis Polk & Wardwell, counsel to AL&C and the Company. Unless otherwise stated, it deals only with Preferred Securities and Debentures held as capital assets by initial purchasers who acquire the Preferred Securities at the original offering price ("Initial Purchasers"), and not with special classes of holders, such as dealers in securities or currencies, life insurance companies, persons holding Preferred Securities and Debentures as a hedge or hedged against currency risks or as part of a straddle, or persons whose functional currency is not the U.S. dollar.
This summary is based on tax laws in effect in the United States, regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary deals only with holders who purchase Preferred Securities of any series, and is subject to additional discussion of material United States federal income tax consequences that may appear in a Prospectus Supplement delivered in connection with a particular series of Preferred Securities.


     PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES OR OTHER TAX CONSEQUENCES OF THE PURCHASE, ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES AND DEBENTURES, INCLUDING THE EFFECT OF ANY STATE OR LOCAL TAX LAWS.

Income from the Preferred Securities and Debentures


     The Company will be treated as a partnership for federal income tax purposes. Each holder of Preferred Securities (a "Securityholder") will be required to include in gross income the Securityholder's distributive share of the Company's net income which will generally be equal to the amount of interest received or accrued on the Debentures. See "Potential Extension of Payment Period of the Debentures" below. Any amount so included in a Securityholder's gross income will increase his tax basis in the Preferred Securities, and the amount of cash dividends to the Securityholder will reduce such Securityholder's tax basis in the Preferred Securities. No portion of the amounts received on a Preferred Securities will be eligible for the dividends received deduction.


     The Company does not presently intend to make an election under
Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, a subsequent purchaser of Preferred Securities will not be permitted to adjust its taxable income from the Company to reflect any difference between its purchase price for the Preferred Securities and the Company's underlying tax basis for its assets.

     The interest payments on the Debentures will be treated as "original issue discount" under Treasury Regulations. Each holder of Debentures (a "Debenture Holder") will be required to include the interest on the Debentures in income as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of the interest. The Debenture Holder's tax basis in the Debentures will be increased by accrued interest previously included as income by the Debenture Holder and reduced by the payment of such interest.

Market Discount and Bond Premium of the Debentures

     Debenture Holders other than Initial Purchasers may be considered to have acquired the Debentures with market discount, acquisition premium or amortizable bond premium. Such holders are advised to consult their own tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Debentures.

Disposition of the Preferred Securities

     Gain or loss will be recognized on a sale, exchange or other disposition of the Preferred Securities (including a distribution of cash in redemption of all of a Securityholder's Preferred Securities but excluding the exchange of Preferred Securities for Debentures) equal to the difference between the amount realized and the Securityholder's tax basis in the Preferred Securities disposed of. In the case of a cash distribution in partial redemption of a Securityholder's Preferred Securities, no loss will be recognized, the Securityholder's tax basis in the Preferred Securities will be reduced by the amount of the distribution, and the Securityholder will recognize gain to the extent, if any, that the amount of the distribution exceeds the Securityholder's tax basis in the Preferred Securities. Gain or loss recognized by a Securityholder on the sale or exchange of Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. In certain circumstances, a portion of the proceeds received upon a disposition of a Preferred Security by a purchaser other than an Initial Purchaser may be treated as ordinary income.

Disposition or Retirement of the Debentures

     Upon the sale, exchange or retirement of a Debenture, a Debenture Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder's adjusted tax basis in the Debenture. Subject to the discussion above under "Market Discount and Bond Premium of the Debentures", such gain or loss will be capital gain or loss.

Exchange of the Preferred Securities for Debentures of AL&C

     Upon a distribution by Aetna Capital L.L.C. of the Debentures of AL&C in exchange for the Preferred Securities as described under the caption "Description of the Preferred Securities -- Redemption or Exchange", such an exchange will be treated as a non-taxable exchange to each Securityholder and will result in the Securityholder receiving an aggregate tax basis in the Debentures equal to such Securityholder's aggregate tax basis in its Preferred Securities. A Debenture Holder's holding period in the Debentures so received in exchange for Preferred Securities will include the period for which the Preferred Securities were held by the Debenture Holder.

Potential Extension of Payment Period of the Debentures

     Under the terms of the Debentures, AL&C may be permitted to extend the interest payment period up to 60 months. In the event that AL&C exercises this right, AL&C may not declare dividends on any share of its preferred or common stock, and therefore, the likelihood of extension of the payment period is, in the view of the Company and AL&C, remote. In the event that the payment period is extended before the Preferred Securities are exchanged for the Debentures, the Company will continue to accrue income, which will be allocated, but not distributed, to beneficial owners on the last day of each calendar month. As a result, beneficial owners during an extended interest payment period will include interest in gross income in advance of the receipt of cash and any such owners who dispose of Preferred Securities prior to the record date for the payment of dividends following such extended interest payment period will include interest in gross income but will not receive from the Company any cash related thereto.

     The tax basis of a Preferred Security will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased again when such holders of record subsequently receive cash from the Company.

United States Alien Holders

     For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust.

     Under present United States federal income tax law:

	 (i) payments by the Company or any of its paying agents to any holder of a Preferred Security who or which is a United States Alien Holder and payments of principal or interest by AL&C on the Debentures to any holder of a Debenture who or which is a United States Alien Holder will not be subject to United States federal withholding tax; provided that (a) the beneficial owner of the Preferred Security or Debenture, as the case may be, does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of AL&C entitled to vote, (b) the beneficial owner of the Preferred Security or Debenture, as the case may be, is not a controlled foreign corporation that is related to AL&C through stock ownership, and (c) either (A) the beneficial owner of the Preferred Security or Debenture certifies to the Company or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Preferred Security or Debenture certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes the Company or its agent with a copy thereof; and

	(ii) a United States Alien Holder of a Preferred Security or Debenture will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a Preferred Security or Debenture.

Company Information Returns

     Within 90 days after the close of every taxable year of the Company, the Managing Members of the Company will furnish or cause to be furnished each holder of the Preferred Securities with a Schedule K-1 setting forth such Securityholder's allocable share of income for the Company's taxable year.

     Any person who holds Preferred Securities as a nominee for another person is required to furnish to the Company (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;
(b) notice of whether each beneficial owner is (i) a person who is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Preferred Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, methods of acquisition and the costs thereof, as well as net proceeds from transfers. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Preferred Securities they acquire, hold or transfer for their own account. A penalty of $50 is imposed for each failure to report the above information to the Company, up to a maximum of $100,000 per calendar year for all failures.


			   PLAN OF DISTRIBUTION

     The Company may sell Preferred Securities (i) through underwriters,
(ii) through dealers, (iii) through agents or (iv) directly to purchasers. The Prospectus Supplement relating to the Preferred Securities of a particular series will set forth the terms of such offering, including the names of any underwriters, dealers or agents involved in the sale of such Preferred Securities, the number of Preferred Securities of such series to be purchased by any underwriters and any applicable commissions or discounts. The estimated proceeds to the Company from such series of Preferred Securities will also be set forth in the Prospectus Supplement.

     If underwriters are used in the sale, the Preferred Securities being sold will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating to the Preferred Securities of a particular series, the obligations of the underwriters to purchase such Preferred Securities will be subject to certain conditions precedent and the underwriters will be obliged to purchase all of such Preferred Securities if any of such Preferred Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are used in the sale, unless otherwise indicated in the Prospectus Supplement relating to the Preferred Securities of a particular series, the Company will sell such Preferred Securities to the dealers as principals. The dealers may then resell such Preferred Securities to the public at varying prices to be determined by such dealers at the time of resale.

     Preferred Securities of a particular series may also be sold through agents designated by the Company from time to time or directly by the Company. Any agent involved in the offering and sale of any such Preferred Securities will be named, and any commissions payable by the Company or AL&C to such agent will be set forth, in the Prospectus Supplement relating to the Preferred Securities of such series. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company or AL&C to indemnification by the Company or AL&C against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company or Aetna in the ordinary course of business.

     The Preferred Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Preferred Securities.


			  VALIDITY OF SECURITIES

     The validity of the Preferred Securities will be passed upon on behalf of the Company by Davis Polk & Wardwell, special counsel to AL&C and the Company. The validity of the Guarantee and the Debentures will be passed upon on behalf of AL&C by Zoe Baird, Senior Vice President and General Counsel of AL&C, and Davis Polk & Wardwell, special counsel to AL&C. The validity of the Guarantee, the Preferred Securities and the Debentures will be passed upon on behalf of any agents or underwriters by Sullivan & Cromwell. Davis Polk & Wardwell and Sullivan & Cromwell will rely upon the opinion of Zoe Baird as to certain matters governed by Connecticut law. As of February 28, 1994, Zoe Baird beneficially owned 745, and had options to purchase 11,000, shares of AL&C's common stock.


				  EXPERTS

     The consolidated financial statements and schedules of Aetna as of December 31, 1993 and 1992, and for each of the years in the three year period ended December 31, 1993, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick on the December 31, 1993 consolidated financial statements and schedules refer to a change in 1993 in the Company's method of accounting for certain investments in debt and equity securities, reinsurance of short-duration and long-duration contracts, postemployment benefits, workers' compensation life table indemnity reserves and retrospectively rated reinsurance contracts and a change in 1992 in the Company's methods of accounting for income taxes and postretirement benefits other than pensions.

     With respect to any unaudited interim financial information which may be incorporated by reference in this Prospectus, the independent certified public accountants may report that they applied limited procedures in accordance with professional standards for a review of such information. However, any separate report included in AL&C's Quarterly Reports on Form 10-Q and incorporated by reference herein will state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on any report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for any report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


			       ERISA MATTERS

     The fiduciary considerations summarized below provide a general discussion that does not include all of the investment considerations relevant to pension plans, profit-sharing plans, Individual Retirement Accounts or other employee benefit plans ("ERISA Plans") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the employee benefit provisions of the Code. This summary is based on the current provisions of ERISA and regulations and rulings thereunder, which may be changed by future legislative, administrative or judicial actions. This discussion should not be construed as legal advice and ERISA Plan fiduciaries proposing to invest in the Preferred Securities should consult with and rely upon their own advisors in evaluating these matters.

Prohibited Transactions

     Section 406 of ERISA provides that plan fiduciaries are prohibited from causing a plan to engage in certain types of transactions with certain persons or entities that are parties in interest. AL&C and certain affiliates of AL&C may each be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of the Code with respect to ERISA Plans. Due to the ownership by AL&C directly or indirectly of all of the Common Securities, as well as the nature of the Guarantee and the ability of the Company under certain circumstances to exchange the Preferred Securities for Debentures, prohibited transactions within the meaning of ERISA or the Code, may arise, for example, if Preferred Securities are acquired by an ERISA Plan with respect to which AL&C or any of its affiliates is a service provider, unless such Preferred Securities are acquired pursuant to an exemption for transactions effected on behalf of such ERISA Plan by a "qualified professional asset manager" or pursuant to any other available exemption.

Plan Assets


     In addition, if the assets of the Company were deemed to be plan assets of ERISA Plans that are shareholders, an ERISA Plan's investment in the Preferred Securities might be deemed to constitute a delegation under ERISA of the duty to manage plan assets by a fiduciary of such ERISA Plan. Thus, the fiduciary responsibility provisions of ERISA could extend to the Company's actions and certain transactions involving the operation of the Company might be deemed to constitute prohibited transactions under ERISA and the Code. The U.S. Department of Labor (the "DOL") has issued a final regulation with regard to whether the underlying assets of an entity in which ERISA Plans acquire equity interests would be deemed to be plan assets. The regulation provides that the underlying assets of an entity will not be considered to be plan assets if the equity interests acquired by ERISA Plans are "publicly-offered securities" -- that is, they are (1) widely held (i.e., owned by more than 100 investors independent of AL&C and of each other), (2) freely transferable and (3) sold as part of an offering pursuant to an effective registration statement under the Securities Act and then timely registered under Section 12(b) or 12(g) of the Exchange Act. It is expected that the Preferred Securities will meet the criteria of "publicly-offered securities" above. The Company expects (although no assurances can be given) that the Preferred Securities will be held by at least 100 independent investors, there will be no restrictions imposed on the transfer of the Preferred Securities and the Preferred Securities will be sold as part of an offering pursuant to an effective registration statement under the Securities Act and then will be timely registered under the Exchange Act.


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR
TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED.  THIS PROSPECTUS SUPPLEMENT
AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT
OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.
				__________


			     TABLE OF CONTENTS

	       Prospectus Statement                Page
						  ------


 Aetna Life and Casualty Company . . . . . . .     S-2
 Aetna Capital L.L.C.. . . . . . . . . . . . .     S-2
 Certain Investment Considerations. . . . . ..     S-3
 Use of Proceeds . . . . . . . . . . . . . . .     S-4
 Capitalization  . . . . . . . . . . . . . . .     S-5
 Summary Financial Information of Aetna. . . .     S-5
 Recent Developments . . . . . . . . . . . . .     S-8
 Summary Business Description. . . . . . . . .     S-9
 Certain Terms of the Series A
    Preferred Securities . . . . . . . . . . .    S-11
 Certain Terms of the Series A
    Debentures. . . . . . . . . . . . . . . . .   S-12
 Underwriting   . . . . . . . . . . . . . . . .   S-13

	     Prospectus

  Available Information . . . . . . . . . . . .      2
  Incorporation of Certain Documents
     by Reference . . . . . . . . . . . . . . .      2
  Aetna Capital L.L.C.  . . . . . . . . . . . .      3
  Ratio of Earnings to Combined Fixed
     Charges and Preferred Stock
     Dividends  . . . . . . . . . . . . . . . .      4
  Use of Proceeds . . . . . . . . . . . . . . .      4
  Description of the Preferred Securities . . .      4
  Description of the Guarantee  . . . . . . . .     15
  Description of the Debentures and
    the Subordinated Indenture  . . . . . . . .     18
  Taxation  . . . . . . . . . . . . . . . . . .     28
  Plan of Distribution  . . . . . . . . . . . .     32
  Validity of Securities  . . . . . . . . . . .     32
  Experts . . . . . . . . . . . . . . . . . . .     33
  ERISA Matters . . . . . . . . . . . . . . . .     34




	      12,000,000 Securities

	      Aetna Capital L.L.C.

	guaranteed to the extent set forth
		   herein by

		Aetna Life and
	       Casualty Company


		 % Cumulative
	Monthly Income Preferred Securities,
		    Series A
		   __________



		   __________

		  (Aetna Logo)
		   __________



	       Goldman, Sachs & Co.







		    PART II

      INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation. Except for the Registration Fee, all amounts are estimates.

    Registration Fee   . . . . . . . . . . . . . .     $   172,415
    Accounting Fees and Expenses . . . . . . . . .          70,000
    Blue Sky Fees and Expenses . . . . . . . . . .          27,500
    Legal Fees and Expenses  . . . . . . . . . . .         425,000
    Printing and Engraving Fees  . . . . . . . . .          90,000
    Rating Agency Fees . . . . . . . . . . . . . .         250,000
    Stock Exchange Listing Fees  . . . . . . . . .         100,000
    Trustee Fees . . . . . . . . . . . . . . . . .          20,000
    Miscellaneous  . . . . . . . . . . . . . . . .          45,085
							----------
	 Total . . . . . . . . . . . . . . . . . .      $1,200,000
							==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     AL&C is a Connecticut corporation. Section 33-320a of the Connecticut General Statutes ("C.G.S.") provides that a
Connecticut corporation shall, under certain circumstances, indemnify its directors, officers, employees, agents and certain other persons.

     Subsection (b) of C.G.S. Section 33-320a provides that a corporation shall indemnify any shareholder, director, officer, employee or agent of the corporation or an eligible outside party, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against judgments, fines, penalties, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually incurred by such person in connection with such action, suit or proceeding provided (1) that such person was successful on the merits in the defense of such action, suit or proceeding, or (2) that it shall be concluded that such person acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such person had no reason to believe his conduct was unlawful, or (3) a court shall have determined that in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon the purchase or sale of securities, the corporation shall only indemnify such person after a court shall have determined that in view of all the circumstances, he is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine.

     Subsection (c) of C.G.S. Section 33-320a provides that, where a director or officer was or is a party or was threatened to be made a party to a proceeding by or in the right of the corporation, the corporation shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation shall also indemnify a director or officer if a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall only be indemnified for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

     C.G.S. Section 33-320a is an exclusive statute. A corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute;
provided, however, that the statute specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in C.G.S.
Section 33-320a.

     Consistent with the statute, AL&C has procured insurance from several carriers for its directors and officers which supplements the indemnification rights provided to those individuals by C.G.S. Section 33-320a. Unlike the statute, these policies do not require an after-the-fact determination of good faith in order for the insured director or officer to receive the benefits provided under the policies nor do they require affirmative judicial or corporate action as a prerequisite to the insurance company's duty to defend (and pay for the defense of) the insured director or officer under the policies. Furthermore, the insurance policies cover directors and officers for any acts not specifically excluded for which the director or officer is not eligible for indemnification under C.G.S. Section 33-320a to the extent such coverage does not violate public policy.

     Section 5 of AL&C's Certificate of Incorporation limits the personal liability of directors for monetary damages to the corporation and its shareholders for a breach of duty as a director to the amount of the compensation received by the director for serving the corporation during the year of the alleged breach of duty.

     Reference is made to the Underwriting Agreement filed as
Exhibit 1 to this Registration Statement for certain provisions relating to the indemnification of directors and officers of AL&C against certain liabilities, including liabilities under the Securities Act.


ITEM 16.  EXHIBITS.


* 1   --     Form of Underwriting Agreement
* 3.1 --     Certificate of Formation of Aetna Capital L.L.C.
* 3.2 --     Form of Amended and Restated Limited Liability
	     Company Agreement of Aetna Capital L.L.C.
* 4.1 --     Specimen of Preferred Security Certificate
* 4.2 --     Form of Payment and Guarantee Agreement by Aetna
	     Life and Casualty Company
  4.3 --     Form of Debenture (included in Exhibit 4.4)
  4.4 --     Form of Subordinated Indenture between The First National Bank
	     of Chicago, as trustee and Aetna Life and Casualty Company
**5.1 --     Opinion of Zoe  Baird, Senior Vice President and
	     General Counsel of Aetna Life and Casualty Company
**5.2 --     Opinion of Davis Polk & Wardwell
**8.1 --     Opinion of Davis Polk & Wardwell as to tax matters
*10.1 --     Form of Agreement as to Expenses and Liabilities
	     between Aetna Capital L.L.C. and Aetna Life and
	     Casualty Company
 12   --     Computation of Ratio of Earnings to Combined Fixed
	     Charges and Preferred Stock Dividends (incorporated
	     by reference to Aetna Life and Casualty Company's
	     1993 Annual Report on Form 10-K filed on March 18,
	     1994 (File No. 1-5704))
*23.1 --     Consent of KPMG Peat Marwick
*23.2 --     Consent of Zoe  Baird, Senior Vice President and General
	     Counsel of Aetna Life and Casualty Company
	     (included in Exhibit 5.1)
*23.3 --     Consent of Davis Polk & Wardwell
	     (included in Exhibit 5.2)
*23.4 --     Consent of Davis Polk & Wardwell
	     (included in Exhibit 8.1)
*24   --     Powers of Attorney
 25   --     Statement of Eligibility and Qualification of the
	     Trustee under the Trust Indenture Act
 28   --     Information from Reports Furnished to State
	     Insurance Regulatory Authorities (incorporated herein by reference to Aetna Life and Casualty
	     Company's 1993 Annual Report on Form 10-K, filed on
	     March 18, 1994 (File No. 1-5704))

_________________________
  *  Previously filed.
  ** To be filed by amendment.



ITEM 17.  UNDERTAKINGS.

     Each of the Registrants hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

	  (i)  To include any prospectus required by Section
     10(a)(3) of the Securities Act of 1933;

	  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

	  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs
(1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by a Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of AL&C's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
(4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification (other than pursuant to the insurance described in Item 15 above) for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions specified in the first paragraph of Item 15 of this Registration Statement or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

				SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Aetna Capital L.L.C. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on April 13, 1994.



			     AETNA CAPITAL L.L.C.
			       (Registrant)

			     By Aetna Life and Casualty Company,
				  as Managing Member

				  By /s/ ROBERT E. BROATCH
				    --------------------------------
				    Robert E. Broatch
				    Senior Vice President,
				    Finance and Corporate Controller
				    of Aetna Life and Casualty Company



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on April 13, 1994.



	 Signature                          Title
	-----------                       --------

	    *                      President and Chief
 ------------------------          Executive Officer
    Ronald E. Compton              of Aetna Life and Casualty Company
				     (Principal Executive Officer)




	    *                      Group Executive, Finance
 ------------------------          and Administration
    Patrick W. Kenny               of Aetna Life and Casualty Company
				     (Principal Financial Officer)


	    *                      Senior Vice President, Finance
 ------------------------          and Corporate Controller of Aetna
    Robert E. Broatch              Life and Casualty Company
				     (Principal Accounting Officer)




    *By /s/ KIRK P. WICKMAN
	-------------------
	Kirk P. Wickman
	(Attorney-in-fact)



     Pursuant to the requirements of the Securities Act of 1933, Aetna Life and Casualty Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on April 13, 1994.



			      AETNA LIFE AND CASUALTY COMPANY
				(Registrant)


			      By /s/ ROBERT E. BROATCH
				 --------------------------------
				 Robert E. Broatch
				 Senior Vice President,
				 Finance and Corporate Controller





	 Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on April 13, 1994.



	 Signature                          Title
	-----------                       --------

	     *                          Chairman, President, Chief
 ------------------------               Executive Officer and Director
     Ronald E. Compton                    (Principal Executive Officer)


	     *                          Group Executive, Finance and
 ------------------------               Administration
     Patrick W. Kenny                     (Principal Financial Officer)


	     *                          Senior Vice President,
 ------------------------               Finance and Corporate Controller
    Robert E. Broatch                     (Principal Accounting Officer)


	     *                          Director
 ------------------------
      Wallace Barnes


	     *                          Director
 ------------------------
      John F. Donahue


	     *                          Director
 ------------------------
   William H. Donaldson


	     *                          Director
 ------------------------
 Barbara Hackman Franklin


	     *                          Director
 ------------------------
      Earl G. Graves


	     *                          Director
 ------------------------
     Gerald Greenwald


					Director
 ------------------------
     Michael H. Jordan


	     *                          Director
 ------------------------
      Jack D. Kuehler


	     *                          Director
 ------------------------
   Frank R. O'Keefe, Jr.


	     *                          Director
 ------------------------
     David M. Roderick


*By /s/ KIRK P. WICKMAN
    ----------------------
	Kirk P. Wickman
      (Attorney-in-Fact)


			    INDEX TO EXHIBITS


								Sequentially
    Exhibit                                                       Numbered
    Number                     Description                          Pages
    -------                    -----------                      ------------

    *1     -  Form of Underwriting Agreement

    *3.1   -  Certificate of Formation of Aetna Capital L.L.C.

    *3.2   -  Form of Amended and Restated Limited Liability
	      Company Agreement of Aetna Capital L.L.C.

    *4.1   -  Specimen of Preferred Security Certificate

    *4.2   -  Form of Payment and Guarantee Agreement by
	      Aetna Life and Casualty Company

     4.3   -  Form of Debenture (included in Exhibit 4.4)

     4.4   -  Form of Subordinated Indenture between The
	      First National Bank of Chicago, as trustee and Aetna Life and Casualty Company

   **5.1   -  Opinion of Zoe Baird, Senior Vice President
	      and General Counsel of Aetna Life and Casualty
	      Company

   **5.2   -  Opinion of Davis Polk & Wardwell

   **8.1   -  Opinion of Davis Polk & Wardwell as to tax
	      matters

   *10.1   -  Form of Agreement as to Expenses and
	      Liabilities between Aetna Capital L.L.C. and
	      Aetna Life and Casualty Company

   *12     -  Computation of Ratio of Earnings to Combined
	      Fixed Charges and Preferred Stock Dividends
	      (incorporated by reference to Aetna Life and Casualty Company's 1993 Annual Report on Form
	      10-K filed on March 18, 1994 (File No. 1-5704))

   *23.1   -  Consent of KPMG Peat Marwick

  **23.2   -  Consent of Zoe Baird, Senior Vice President and
	      General Counsel of Aetna Life and Casualty
	      Company (included in Exhibit 5.1)

  **23.3   -  Consent of  Davis Polk &  Wardwell (included in
	      Exhibit 5.2)

  **23.4   -  Consent of Davis  Polk & Wardwell (included in
	      Exhibit 8.1)

   *24     -  Powers of Attorney

    25     -  Statement of  Eligibility and  Qualification of
	      the Trustee under the Trust Indenture Act

    28     -  Information  from  Reports  Furnished to  State
	      Insurance Regulatory Authorities (incorporated herein by reference to Aetna Life and Casualty
	      Company's 1993 Annual Report on Form 10-K, filed on March 18, 1994 (File No. 1-5704))

____________
 *  Previously filed.
**  To be filed by amendment.